UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 21, 2021

M&T BANK CORPORATION

(Exact name of registrant as specified in its charter)

New York

(State or other jurisdiction of incorporation)

1-9861	16-0968385
(Commission File Number)	(I.R.S. Employer Identification No.)

One M&T Plaza, Buffalo, New York	14203
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (716) 635-4000

(NOT APPLICABLE)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Common Stock, $.50 par value	MTB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On February 21, 2021, M&T Bank Corporation, a New York corporation (“M&T”), Bridge Merger Corp., a direct, wholly owned subsidiary of M&T (“Merger Sub”), and People’s United Financial, Inc., a Delaware corporation (“People’s United”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into People’s United, with People’s United as the surviving entity (the “Merger”), and as soon as reasonably practicable following the Merger, People’s United will merge with and into M&T, with M&T as the surviving entity (the “Holdco Merger”). The Merger Agreement further provides that at a date and time following the Holdco Merger as determined by M&T, People’s United Bank, National Association, a national banking association and a wholly owned subsidiary of People’s United, will merge with and into Manufacturers and Traders Trust Company, a New York state chartered bank and a wholly owned subsidiary of M&T (“M&T Bank”), with M&T Bank as the surviving bank (the “Bank Merger” and, together with the Merger and the Holdco Merger, the “Transaction”).

The Merger Agreement was unanimously approved by the Boards of Directors of each of M&T and People’s United. Subject to the fulfillment of customary closing conditions, certain of which are described below, the parties anticipate that the Transaction will close in the fourth quarter of 2021.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value, $0.01 per share, of People’s United outstanding immediately prior to the Effective Time (“People’s United Common Stock”), including each People’s United Restricted Share (as defined below) held by a non-employee director of the People’s United Board of Directors (each, a “Director Restricted Share”), except for certain shares held by People’s United or M&T, will be converted into the right to receive 0.118 of a share of common stock (the “Exchange Ratio”), par value $0.50 per share, of M&T (“M&T Common Stock”). Holders of People’s United Common Stock will receive cash in lieu of fractional shares.

In addition, at the Effective Time, each outstanding share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of People’s United (“People’s United Preferred Stock”), will be converted into the right to receive a share of a newly created series of preferred stock of M&T, par value $1.00 per share (the “New M&T Preferred Stock”).

Treatment of People’s United Equity Awards

The Merger Agreement provides that, at the Effective Time, each outstanding restricted share award (a “People’s United Restricted Share”) under People’s United stock plans (the “People’s United Stock Plans”), other than any Director Restricted Shares, will cease to represent a restricted share of People’s United Common Stock and will be converted into a number of restricted shares of M&T Common Stock (each, an “M&T Restricted Share”) equal to the Exchange Ratio (rounded up or down to the nearest whole number, with 0.5 rounding up).

The Merger Agreement also provides that, at the Effective Time, each outstanding performance share unit (a “People’s United Performance Share”) under the People’s United Stock Plans will cease to represent a performance share unit denominated in shares of People’s United Common Stock and will be converted into a restricted share unit denominated in shares of M&T Common Stock (an “M&T Stock-Based RSU”). The number of shares of M&T Common Stock subject to each such M&T Stock-Based RSU will be equal to the product (rounded up or down to the nearest whole number, with 0.5 rounding up) of (1) the number of shares of People’s United Common Stock subject to such People’s United Performance Share immediately prior to the Effective Time (including any applicable dividend equivalents) based on the higher of target performance and actual performance through the Effective Time multiplied by (2) the Exchange Ratio.

The Merger Agreement further provides that, at the Effective Time, each outstanding option to purchase shares of People’s United Common Stock (a “People’s United Option”) under the People’s United Stock Plans will cease to represent an option to purchase shares of People’s United Common Stock and will be converted into an option to purchase a number of shares of M&T Common Stock (an “M&T Option,” and together with the M&T Restricted Shares and M&T Stock-Based RSUs, the “M&T Converted Equity Awards”) equal to the product (rounded down to the nearest whole number) of (1) the number of shares of People’s United Common Stock subject to such People’s United Option immediately prior to the Effective Time and (2) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (a) the exercise price per share of People’s United Common Stock of such People’s United Option immediately prior to the Effective Time divided by (b) the Exchange Ratio.

Except as specifically provided in the Merger Agreement, at and following the Effective Time, each M&T Converted Equity Award will continue to be governed by the same terms and conditions as were applicable to such award immediately prior to the Effective Time.

Certain Governance Matters

The Merger Agreement provides that, prior to the Effective Time, the Board of Directors of M&T will take all actions necessary so that five directors of People’s United immediately prior to the Effective Time will be appointed to the Board of Directors of M&T as of the Effective Time (such appointed directors, the “People’s United Designated Directors”). Of the People’s United Designated Directors, one will be the Chief Executive Officer of People’s United, one will be the Senior Executive Vice President, Corporate Development and Strategic Planning of People’s United, and the remaining three will be directors of People’s United as mutually agreed to by People’s United and M&T, who shall be independent of M&T in accordance with applicable stock exchange standards.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from each of M&T and People’s United. People’s United has agreed to customary pre-closing covenants, including covenants to operate its business in the ordinary course in all material respects and to refrain from taking certain actions without M&T’s consent. M&T has agreed to customary pre-closing covenants, including covenants to refrain from taking certain actions that may adversely affect its ability to consummate the Transaction on a timely basis without People’s United’s consent. Each party has agreed to additional covenants, including, among others, covenants relating to (1) in the case of M&T, its obligation to call a meeting of its shareholders to approve the issuance of shares of the M&T Common Stock pursuant to the Merger Agreement (the “M&T share issuance”) and an amendment to M&T’s charter increasing the authorized shares of M&T’s stock from 251,000,000 to 270,000,000 and increasing the number of authorized shares of M&T’s preferred stock from 1,000,000 to 20,000,000 (the “M&T charter amendment”), and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its shareholders approve the M&T share issuance and M&T charter amendment, (2) in the case of People’s United, its obligation to call a meeting of its stockholders to adopt the Merger Agreement, and, subject to certain exceptions, the obligation of its Board of Directors to recommend that its stockholders adopt the Merger Agreement, and (3) each party’s non-solicitation obligations related to alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including (1) adoption by People’s United stockholders of the Merger Agreement and the approval by M&T’s shareholders of the M&T share issuance and the M&T charter amendment, (2) authorization for listing on the New York Stock Exchange of the shares of M&T Common Stock and New M&T Preferred Stock to be issued in the Merger, subject to official notice of issuance, (3) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the New York State Department of Financial Services, and the State of Connecticut Department of Banking, (4) effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”) by M&T in connection with the transactions contemplated by the Merger Agreement, and (5) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the Holdco Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the Holdco Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement and (c) receipt by such party of an opinion from its counsel to the effect that the Merger and the Holdco Merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both M&T and People’s United and further provides that a termination fee of $280 million will be payable by either M&T or People’s United, as applicable, upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between M&T and People’s United instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding M&T or People’s United, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding M&T, People’s United, their respective affiliates or their respective businesses, the Merger Agreement and the Transaction that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of M&T and People’s United and a prospectus of M&T, as well as in the Forms 10-K, Forms 10-Q and other filings that each of M&T and People’s United makes with SEC.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of February 21, 2021, by and between M&T Bank Corporation, Bridge Merger Corp. and People’s United Financial, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as

“believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T will file with the SEC a registration statement on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of M&T and People’s United which will be sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This Current Report on Form 8-K does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE

INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 9, 2020, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION

By	/s/ Darren J. King
	Name:	Darren J. King
	Title:	Executive Vice President and Chief Financial Officer

Date: February 25, 2021

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

M&T BANK CORPORATION,

BRIDGE MERGER CORP.

and

PEOPLE’S UNITED FINANCIAL, INC.

Dated as of February 21, 2021

TABLE OF CONTENTS

ARTICLE I

THE MERGER

1.1	The Merger	1
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Merger	2
1.5	Conversion of Company Common Stock	2
1.6	Parent Stock and Merger Sub Common Stock	3
1.7	Company Preferred Stock	3
1.8	Treatment of Company Equity Awards	3
1.9	Charter of the Interim Surviving Entity	5
1.10	Bylaws of the Interim Surviving Entity	5
1.11	Directors and Officers of the Interim Surviving Entity	5
1.12	Tax Consequences	5
1.13	Holdco Merger	5
1.14	Bank Merger	6

ARTICLE II

EXCHANGE OF SHARES

2.1	Parent to Make Consideration Available	6
2.2	Exchange of Shares	6

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Corporate Organization	9
3.2	Capitalization	10
3.3	Authority; No Violation	12
3.4	Consents and Approvals	12
3.5	Regulatory Reports	13
3.6	Financial Statements	14
3.7	Broker’s Fees	15
3.8	Absence of Certain Changes or Events	15
3.9	Legal and Regulatory Proceedings	15
3.10	Taxes and Tax Returns	16
3.11	Employees	17
3.12	SEC Reports	20
3.13	Compliance with Applicable Law	20
3.14	Certain Contracts	22
3.15	Agreements with Regulatory Agencies	23
3.16	Risk Management Instruments	23
3.17	Environmental Matters	24
3.18	Investment Securities and Commodities	24
3.19	Real Property	24
3.20	Intellectual Property	25
3.21	Information Technology	26
3.22	Related Party Transactions	26
3.23	State Takeover Laws	26
3.24	Reorganization	26

3.25	Opinion	26
3.26	Company Information	26
3.27	Loan Portfolio	27
3.28	Insurance	28
3.29	Investment Advisory Business	28
3.30	Insurance Business	29
3.31	Broker-Dealer Business	29

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

4.1	Corporate Organization	30
4.2	Capitalization	31
4.3	Authority; No Violation	32
4.4	Consents and Approvals	33
4.5	Regulatory Reports	34
4.6	Financial Statements	34
4.7	Broker’s Fees	35
4.8	Absence of Certain Changes or Events	35
4.9	Legal and Regulatory Proceedings	36
4.10	Taxes and Tax Returns	36
4.11	Employees	37
4.12	SEC Reports	37
4.13	Compliance with Applicable Law	38
4.14	Certain Contracts	39
4.15	Agreements with Regulatory Agencies	40
4.16	Information Technology	40
4.17	Environmental Matters	40
4.18	Investment Securities and Commodities	40
4.19	Related Party Transactions	40
4.20	State Takeover Laws	41
4.21	Reorganization	41
4.22	Opinion	41
4.23	Risk Management Instruments	41
4.24	Parent Information	41
4.25	Loan Portfolio	41

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Business Prior to the Effective Time	42
5.2	Company Forbearances	42
5.3	Parent Forbearances	46

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	46
6.2	Access to Information; Confidentiality	48
6.3	Shareholders’ Approval and Stockholder Approval	48
6.4	Legal Conditions to Merger	50
6.5	Stock Exchange Matters	50
6.6	Employee Matters	50

6.7	ESOP Matters.	53
6.8	Indemnification; Directors’ and Officers’ Insurance	54
6.9	Additional Agreements	55
6.10	Advice of Changes	55
6.11	Dividends	55
6.12	Shareholder Litigation	55
6.13	Corporate Governance	56
6.14	Headquarters; Commitments to Communities	56
6.15	Acquisition Proposals	56
6.16	Public Announcements	58
6.17	Change of Method	58
6.18	Restructuring Efforts	58
6.19	Takeover Restrictions	58
6.20	Treatment of Company Indebtedness	58
6.21	Amendment of Parent Charter	59
6.22	Exemption from Liability Under Section 16(b)	59
6.23	Transition	59

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	60
7.2	Conditions to Obligations of Parent and Merger Sub	60
7.3	Conditions to Obligations of the Company	61

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	62
8.2	Effect of Termination	63

ARTICLE IX

GENERAL PROVISIONS

9.1	Amendment	64
9.2	Extension; Waiver	64
9.3	Nonsurvival of Representations, Warranties and Agreements	65
9.4	Expenses	65
9.5	Notices	65
9.6	Interpretation	66
9.7	No Other Representations or Warranties	66
9.8	Counterparts	67
9.9	Entire Agreement	67
9.10	Governing Law; Jurisdiction	67
9.11	Waiver of Jury Trial	67
9.12	Assignment; Third-Party Beneficiaries	68
9.13	Specific Performance	68
9.14	Severability	68
9.15	Confidential Supervisory Information	68
9.16	Delivery by Facsimile or Electronic Transmission	69

Exhibit A	Form of Certificate of Amendment

INDEX OF DEFINED TERMS

Page
Acceptable Confidentiality Agreement	75
Acquisition Proposal	75
Advisory Board	73
affiliate	86
Agreement	1
Annual Incentive Plans	67
Bank Merger	1
Bank Merger Agreement	8
Bank Merger Certificates	8
Bank Merger Effective Time	8
BHC Act	12
BOLI	37
CARES Act	27
CDB	16
Certificate of Merger	2
Change in Control Agreement	67
Change in Control Employees	67
Chosen Courts	88
Closing	2
Closing Date	2
Company	1
Company 401(k) Plan	68
Company Advisory Subsidiary	37
Company Agent	38
Company Bank	1
Company Benefit Plans	22
Company Board Recommendation	64
Company Broker-Dealer Subsidiary	38
Company Bylaws	13
Company Charter	13
Company Common Stock	3
Company Compensation Committee	5
Company Contract	30
Company Designated Directors	73
Company Disclosure Schedule	11
Company Equity Awards	14
Company ERISA Affiliate	24
Company Indemnified Parties	71
Company Insiders	77
Company Insurance Subsidiary	38
Company Meeting	64
Company Option	5
Company Owned Properties	32
Company Performance Share	4
Company Preferred Stock	4
Company Qualified Plans	23
Company Real Property	33
Company Regulatory Agreement	31
Company Reports	26
Company Restricted Share	4

Page
Company Securities	14
Company Stock Plans	14
Company Subsidiary	13
Confidentiality Agreement	63
Continuing Employees	66
Delaware Secretary	2
DGCL	2
Director Restricted Share	3
Effective Time	2
Enforceability Exceptions	16
Environmental Laws	31
ESOP	22
ESOP Loan	23
Exchange Act	17
Exchange Agent	8
Exchange Fund	8
Exchange Ratio	3
FDIC	13
Federal Reserve Board	16
FINRA	17
GAAP	12
Governmental Entity	17
Holdco Merger	1
Holdco Merger Certificates	7
Holdco Merger Effective Time	7
Incentive Plan Participant	67
Intellectual Property	33
Interim Surviving Entity	1
Investment Advisers Act	37
IRS	22
Joint Proxy Statement	17
knowledge	86
Liens	15
Loans	35
made available	86
Material Adverse Effect	12
Materially Burdensome Regulatory Condition	62
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Bylaws	6
Merger Sub Charter	6
Merger Sub Common Stock	4
Multiemployer Plan	23
Multiple Employer Plan	22
NASDAQ	16
New Certificates	8
New Parent Preferred Stock	4
New Plans	66
NYBCL	6
NYDFS	16
NYSE	10

Page
OCC	17
Old Certificate	3
Pandemic	12
Pandemic Measures	12
Parent	1
Parent 401(k) Plan	69
Parent Bank	1
Parent Benefit Plans	48
Parent Board Recommendation	64
Parent Bylaws	7
Parent Charter	7
Parent Charter Amendment	77
Parent Common Stock	3
Parent Contracts	52
Parent Converted Equity Awards	5
Parent Disclosure Schedule	39
Parent Equity Awards	41
Parent Equity Plan	5
Parent ERISA Affiliate	49
Parent ESPP	41
Parent Meeting	64
Parent Option	5
Parent Preferred Stock	4
Parent PSU Award	41
Parent Regulatory Agreement	52
Parent Reports	49
Parent Restricted Share	4
Parent Restricted Stock Award	41
Parent RSU Award	41
Parent Share Issuance	17
Parent Stock Option	41
Parent Stock-Based RSU	4
Parent Subsidiary	40
PBGC	23
Permitted Encumbrances	32
person	86
Personal Data	26
PPP	28
Premium Cap	71
Recommendation Change	64
Regulatory Agencies	17
Representatives	74
Requisite Company Vote	16
Requisite Parent Vote	43
Requisite Regulatory Approvals	62
Revised Change in Control Agreement	67
S-4	17
Sarbanes-Oxley Act	19
SEC	17
Securities Act	26
Security Breach	27
SRO	17

Page
Subsidiary	13
Surviving Bank	1
Surviving Entity	1
Takeover Restrictions	34
Tax	21
Tax Return	22
Taxes	21
Termination Date	81
Termination Fee	83
Trade Secrets	34
transactions contemplated by this Agreement	86
transactions contemplated hereby	86
Willful Breach	82

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 21, 2021 (this “Agreement”), by and among M&T Bank Corporation, a New York corporation (“Parent”), Bridge Merger Corp., a Delaware corporation and direct, wholly owned Subsidiary of Parent (“Merger Sub”), and People’s United Financial, Inc., a Delaware corporation (the “Company”).

RECITALS

A. The Boards of Directors of Parent, the Company and Merger Sub have determined that it is in the best interests of their respective companies and their shareholders and stockholders, as applicable, to consummate the strategic business combination transaction provided for in this Agreement, pursuant to which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into the Company (the “Merger”), so that the Company is the surviving entity in the Merger (hereinafter sometimes referred to in such capacity, the “Interim Surviving Entity”), and, as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), the Interim Surviving Entity will, subject to the terms and conditions set forth herein, merge with and into Parent (the “Holdco Merger”), so that Parent is the surviving entity in the Holdco Merger (hereinafter sometimes referred to in such capacity as the “Surviving Entity”).

B. At a date and time following the Holdco Merger as determined by Parent, People’s United Bank, National Association, a national banking association and Subsidiary of the Company (“Company Bank”) will, subject to the terms and conditions set forth herein and in the Bank Merger Agreement, merge with and into Manufacturers and Traders Trust Company, a New York state chartered bank and Subsidiary of Parent (“Parent Bank”) (the “Bank Merger”), so that Parent Bank is the surviving bank in the Bank Merger (hereinafter sometimes referred to in such capacity as the “Surviving Bank”).

C. In furtherance thereof, the respective Boards of Directors of Parent, the Company and Merger Sub have approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and have resolved to submit this Agreement to their respective shareholders and stockholders, as applicable, for approval and to recommend that their respective shareholders and stockholders, as applicable, approve this Agreement.

D. For federal income tax purposes, it is intended that the Merger and the Holdco Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.

E. In this Agreement, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and also to prescribe certain conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company pursuant to this Agreement. The Company shall be the Interim Surviving Entity in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place remotely by electronic exchange of documents at 10:00 a.m., New York City time, on a date which shall be no later than six (6) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by the Company and Parent; provided that, if the Closing would otherwise be required to occur on one of the last three (3) business days of the month in which all of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) have been satisfied or waived, then the Closing shall not take place earlier than the first (1st) business day of the immediately following month. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3 Effective Time. Subject to the terms and conditions of this Agreement, on or prior to the Closing Date, Parent shall cause to be filed a certificate of merger with the Secretary of State of the State of Delaware (the “Delaware Secretary”) (the “Certificate of Merger”). The Merger shall become effective as of the date and time specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL, or at such other date and time as shall be provided by applicable law (such date and time hereinafter referred to as the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL and this Agreement.

1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any securities of Parent or the Company:

(a) Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”), including each Company Restricted Share held by a non-employee director of the Company Board (each, a “Director Restricted Share”), except for shares of Company Common Stock owned by the Company or Parent (in each case, other than shares of Company Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by the Company or Parent in respect of debts previously contracted), shall be converted into the right to receive 0.118 of a share (the “Exchange Ratio”) of the common stock, par value $0.50 per share, of Parent (the “Parent Common Stock”) (the “Merger Consideration”); it being understood that at and immediately after the Effective Time, pursuant to Section 1.6, Parent Common Stock, including the shares issued to former holders of Company Common Stock (including holders of Director Restricted Shares), shall be the common stock of Parent.

(b) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”; it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of Parent Common Stock that such shares of Company Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit the Company or Parent to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company or Parent (in each case, other than shares of Company Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by the Company or Parent in respect of debts previously contracted) shall be cancelled and shall cease to exist and no Parent Common Stock or other consideration shall be delivered in exchange therefor.

1.6 Parent Stock and Merger Sub Common Stock.

(a) At and after the Effective Time, each share of Parent Common Stock and each share of preferred stock of Parent, par value $1.00 per share (“Parent Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock or preferred stock, as applicable, of Parent and shall not be affected by the Merger.

(b) At and after the Effective Time, each share of common stock of Merger Sub, par value $0.01 per share (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock, no par value, of the Interim Surviving Entity.

1.7 Company Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder of any securities of Parent or the Company, each share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of the Company (“Company Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive a share of a newly created series of Parent Preferred Stock having terms that are substantially as set forth in Exhibit A attached hereto (all shares of such newly created series, collectively, the “New Parent Preferred Stock”) and, upon such conversion, the Company Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.

1.8 Treatment of Company Equity Awards.

(a) Restricted Share Awards. At the Effective Time, each outstanding restricted share award (a “Company Restricted Share”) under the Company Stock Plans other than any Director Restricted Shares, shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted share of Company Common Stock and shall be converted into a number of restricted shares of Parent Common Stock (each, a “Parent Restricted Share”) equal to the Exchange Ratio (rounded up or down to the nearest whole number, with 0.5 rounding up). Except as specifically provided above or in Section 1.8(d) below, at and following the Effective Time, each such Parent Restricted Share shall continue to be governed by the same terms and conditions (including vesting terms, after giving effect to any “change in control” post-termination protections under the applicable Company Stock Plan or award agreement) as were applicable to the applicable Company Restricted Share immediately prior to the Effective Time.

(b) Performance Share Awards. At the Effective Time, each outstanding performance share unit (a “Company Performance Share”) under the Company Stock Plans, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a performance share unit denominated in shares of Company Common Stock and shall be converted into a restricted share unit denominated in shares of Parent Common Stock (a “Parent Stock-Based RSU”). The number of shares of Parent Common Stock subject to each such Parent Stock-Based RSU shall be equal to the product (rounded up or down to the nearest whole number, with 0.5 rounding up) of (i) the number of shares of Company Common Stock subject to such Company Performance Share immediately prior to the Effective Time (including any applicable dividend equivalents) based on the higher of target performance and actual performance through the Effective Time as reasonably determined by the compensation committee of the Company Board (the “Company Compensation Committee”) in its reasonable judgment and in consultation with Parent, multiplied by (ii) the Exchange Ratio. Except as specifically provided above or in Section 1.8(d) below, at and following the Effective Time, each such Parent Stock-Based RSU shall continue to be governed by the same terms and conditions (including employment vesting terms but excluding performance conditions, after giving effect to any “change in control” post-termination protections under the applicable Company Stock Plan or award agreement) as were applicable to the applicable Company Performance Share immediately prior to the Effective Time.

(c) Option Awards. At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a “Company Option”) under the Company Stock Plans, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into an option to purchase a number of shares of Parent Common Stock (a “Parent Option,” and together with the Parent Restricted Shares and Parent Stock-Based RSUs, the “Parent Converted Equity Awards”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Company Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, in Section 1.8(d) below or in Section 1.8(c) of the Company Disclosure Schedule, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms, after giving effect to any “change in control” post-termination protections under the applicable Company Stock Plan or award agreement) as were applicable to such Company Option immediately prior to the Effective Time.

(d) Notwithstanding the foregoing, in the event of a Change in Control (as defined in the Parent 2019 Equity Incentive Compensation Plan (the “Parent Equity Plan”)) following the Closing, any then-outstanding Parent Converted Equity Award, to the extent not then vested, shall be treated in accordance with Section 10.1 of the Parent Equity Plan.

(e) At or prior to the Effective Time, Company, the Board of Directors of the Company and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.8.

(f) Parent shall take all corporate actions that are necessary for the treatment of the Company Equity Awards pursuant to Section 1.8(a) through 1.8(d), including the reservation, issuance and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 1.8. As soon as practicable following the Effective Time, Parent shall file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock underlying the Parent Converted Equity Awards, and shall maintain the effectiveness of such registration statement for so long as the Parent Converted Equity Awards remain outstanding and such registration of shares of Parent Common Stock issuable thereunder continues to be required.

1.9 Charter of the Interim Surviving Entity. At the Effective Time, the certificate of incorporation (the “Merger Sub Charter”) of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Interim Surviving Entity until thereafter amended in accordance with applicable law, except that references to the name of Merger Sub shall be replaced by “People’s United Financial, Inc.”

1.10 Bylaws of the Interim Surviving Entity. At the Effective Time, the bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately prior to the Effective Time, shall be the bylaws of the Interim Surviving Entity until thereafter amended in accordance with applicable law, except that references to the name of Merger Sub shall be replaced by “People’s United Financial, Inc.”

1.11 Directors and Officers of the Interim Surviving Entity. At the Effective Time, the directors and officers of Merger Sub as of immediately prior to the Effective Time shall, at and after the Effective Time, be the directors and officers, respectively, of the Interim Surviving Entity, such individuals to serve in such respective capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal from office.

1.12 Tax Consequences. It is intended that the Merger and the Holdco Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.13 Holdco Merger.

(a) General. As soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Code, Parent shall cause the Interim Surviving Entity to be, and the Interim Surviving Entity shall be, merged with and into Parent in accordance with the New York Business Corporation Law (the “NYBCL”) and the DGCL. Parent shall be the Surviving Entity in the Holdco Merger, and shall continue its corporate existence under the laws of the State of New York. Upon consummation of the Holdco Merger, the separate corporate existence of the Interim Surviving Entity shall terminate. To the extent necessary, Parent and the Interim Surviving Entity shall enter into a separate agreement and plan of merger to effect the Holdco Merger.

(b) Holdco Merger Effective Time. Parent and the Interim Surviving Entity shall cause to be filed a certificate of merger with the Delaware Secretary and a certificate of merger with the New York State Department of State (collectively, the “Holdco Merger Certificates”). The Holdco Merger shall become effective at such date and time as specified in the Holdco Merger Certificates in accordance with the relevant provisions of the NYBCL and the DGCL, or at such other date and time as shall be provided by applicable law (such date and time hereinafter referred to as the “Holdco Merger Effective Time”).

(c) Effects of the Holdco Merger. At and after the Holdco Merger Effective Time, the Holdco Merger shall have the effects set forth in the applicable provisions of the NYBCL, the DGCL and this Agreement.

(d) Cancellation of Interim Surviving Entity Stock. Each share of common stock, no par value, of the Interim Surviving Entity, as well as each share of any other class or series of capital stock of the Interim Surviving Entity, in each case that is issued and outstanding immediately prior to the Holdco Merger Effective Time, shall, at the Holdco Merger Effective Time, solely by virtue and as a result of the Holdco Merger and without any action on the part of any holder thereof, automatically be cancelled and retired for no consideration and shall cease to exist.

(e) Parent Stock. At and after the Holdco Merger Effective Time, each share of Parent Common Stock, each share of Parent Preferred Stock and each share of New Parent Preferred Stock issued and outstanding immediately prior to the Holdco Merger Effective Time shall remain an issued and outstanding share of common stock or preferred stock, as applicable, of Parent and shall not be affected by the Holdco Merger.

(f) Charter and Bylaws of the Surviving Entity. At the Holdco Merger Effective Time, the restated certificate of incorporation of Parent (as amended to the date hereof, the “Parent Charter”), as amended pursuant to Section 6.21 and for the filing of the terms of the New Parent Preferred Stock, and the amended and restated bylaws of Parent (the “Parent Bylaws”), in each case as in effect immediately prior to the Holdco Merger Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Entity until thereafter amended in accordance with applicable law.

(g) Directors and Officers of the Surviving Entity. At the Holdco Merger Effective Time, the directors and officers of Parent as of immediately prior to the Holdco Merger Effective Time shall, at and after the Holdco Merger Effective Time, be the directors and officers, respectively, of the Surviving Entity, such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

1.14 Bank Merger. At a date and time following the Holdco Merger as determined by Parent, Company Bank shall merge with and into Parent Bank. Parent Bank shall be the Surviving Bank in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall terminate. The Bank Merger shall be implemented pursuant to an agreement and plan of merger (the “Bank Merger Agreement”) entered into by Parent Bank and Company Bank on the date of this Agreement. Each of Parent and the Company shall approve the Bank Merger Agreement and the Bank Merger as the sole voting shareholder of Parent Bank and Company Bank, respectively, and Parent and the Company shall, and shall cause Parent Bank and Company Bank, respectively, to, execute any certificates or articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) at the Bank Merger Effective Time. The Bank Merger shall become effective promptly at such date and time as specified in the Bank Merger Agreement in accordance with applicable law (such date and time hereinafter referred to as the “Bank Merger Effective Time”).

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates (which for purposes of this Article II shall be deemed to include certificates or book-entry account statements representing shares of Company Preferred Stock), (a) certificates or, at Parent’s option, evidence in book-entry form, representing shares of Parent Common Stock or New Parent Preferred Stock to be issued pursuant to Section 1.5 and Section 1.7, respectively (collectively, referred to herein as “New Certificates”), and (b) cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of Parent Common Stock or New Parent Preferred Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Company Common Stock or Company Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive Parent Common Stock or New Parent Preferred Stock, as applicable, pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old

Certificates in exchange for New Certificates representing the number of whole shares of Parent Common Stock and any cash in lieu of fractional shares or shares of New Parent Preferred Stock, as applicable, which the shares of Company Common Stock or Company Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I, and (B) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II, and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), or (ii) (A) a New Certificate representing that number of shares of New Parent Preferred Stock to which such holder of Company Preferred Stock shall have become entitled pursuant to the provisions of Article I, and (B) a check representing the amount of any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Parent Common Stock or shares of New Parent Preferred Stock which the shares of Company Common Stock or Company Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to Parent Common Stock or New Parent Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock or shares of New Parent Preferred Stock that the shares of Company Common Stock or Company Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of Parent Common Stock or New Parent Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock or New Parent Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock or Company Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of Parent Common Stock or New Parent Preferred Stock, cash in lieu of fractional shares and dividends or distributions as contemplated by this Section 2.2, as applicable.

(e) Notwithstanding anything to the contrary contained in this Agreement, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for twelve (12) months after the Effective Time shall be paid to the Surviving Entity. Any former holders of Company Common Stock or Company Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Entity for payment of the shares of Parent Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such holder holds as determined pursuant to this Agreement, or the shares of New Parent Preferred Stock and any unpaid dividends and distributions on the New Parent Preferred Stock deliverable in respect of each former share of Company Preferred Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock or Company Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Preferred Stock, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Preferred Stock in respect of which the deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of Parent Common Stock and any cash in lieu of fractional shares, or the shares of New Parent Preferred Stock, as applicable, and dividends or distributions, deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being understood that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (A) any other section of this Article III specifically referenced or cross-referenced, and (B) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections), or (b) as disclosed in any Company Reports publicly filed with or furnished to the SEC by the Company since June 30, 2019 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and has elected to be treated as a financial holding company under the BHC Act. The Company has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability (including the Pandemic Measures) to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any epidemic, pandemic, outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 4.3(b) or 4.4) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred); except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate), or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic; and “Subsidiary” when used with respect to any person, means any “subsidiary” of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act. True and complete copies of the third amended and restated certificate of incorporation of the Company (as amended to the date hereof, the “Company Charter”) and the amended and restated bylaws of the Company (the “Company Bylaws”), in each case, as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of the Company or any Company Subsidiary to pay dividends or distributions except, in the case of the Company or a Company Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. Company Bank is the only Company Subsidiary that is a depository institution, and the deposit accounts of Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Subsidiaries as of the date hereof. True and complete copies of the organizational documents of Company Bank, as in effect as of the date of this Agreement, have previously been made available by the Company to Parent. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of the Company other than the Company Subsidiaries.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 1,950,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share. As of February 19, 2021, there were: (i) 425,524,923 shares of Company Common Stock issued and outstanding, including (x) 1,372,962 shares of Company Common Stock granted in respect of outstanding Company Restricted Shares, (y) 176,160 shares of Company Common Stock credited to Company Stock Accounts (as defined in the Chittenden Corporation Deferred Compensation Plan, as amended by (A) that Amendment No. 1 to the Chittenden Corporation Deferred Compensation Plan, dated as of December 29, 2008, (B) that Amendment No. 2 to the Chittenden Corporation Deferred Compensation Plan, dated as of August 8, 2011 and (C) that Amendment No. 2 to the Chittenden Corporation Deferred Compensation Plan, dated as of December 2011), and (z) 5,546,202 shares of Company Common Stock held by the ESOP; (ii) 108,806,563 shares of Company Common Stock held in treasury; (iii) 19,971,474 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Options; (iv) 2,549,920 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company Performance Shares (assuming performance goals are satisfied at the target level) or 3,824,880 shares of Company Common Stock reserved for issuance upon the settlement of outstanding

Company Performance Shares (assuming performance goals are satisfied at the maximum level); (v) 1,199 shares of Company Common Stock reserved for issuance upon the settlement of outstanding restricted share units under the Company Stock Plans; (vi) 10,000,000 shares of Company Preferred Stock issued and outstanding; and (vii) 14,274,792 shares of Company Common Stock reserved for issuance pursuant to future grants under the Company Stock Plans (assuming performance goals of outstanding Company Performance Shares are satisfied at the maximum level). As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since February 19, 2021 resulting from the exercise, vesting or settlement of any Company Options, Company Restricted Shares and Company Performance Shares (collectively, “Company Equity Awards”) described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of the Company issued, reserved for issuance or outstanding. As used herein, the “Company Stock Plans” shall mean: (a) the Company 2007 Stock Option Plan, as amended April 17, 2008; (b) the Company 2008 Long-Term Incentive Plan; (c) the Company Amended and Restated 2014 Long-Term Incentive Plan, as amended by that Amendment No. 1, dated as of October 1, 2018; and (d) the Company Third Amended and Restated Directors’ Equity Compensation Plan. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The Company is current on all dividends payable on the outstanding shares of Company Preferred Stock, and has complied in all material respects with terms and conditions thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, no trust preferred or subordinated debt securities of the Company or any Company Subsidiary are issued or outstanding. Other than the Company Equity Awards and the 1,199 restricted share units granted prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in the Company, or contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company, or that otherwise obligate the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Company Securities”). Other than Company Equity Awards and the 1,199 restricted share units granted prior to the date of this Agreement as described in this Section 3.2(a), no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of the Company or any of the Company Subsidiaries) are outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which the Company or any of the Company Subsidiaries is a party with respect to the voting or transfer of Company Common Stock, capital stock or other voting or equity securities or ownership interests of the Company or granting any stockholder or other person any registration rights.

(b) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Company Bank, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Each Company Option (i) was granted in compliance with all applicable laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, and (iii) has a grant date identical to the date on which the Company Board or Company Compensation Committee (or its duly appointed designee) actually awarded such Company Option.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of the Company and its stockholders, has adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Merger and the Holdco Merger), has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for approval and adoption at a meeting of such stockholders, and has adopted resolutions to the foregoing effect. The Board of Directors of Company Bank has determined that the Bank Merger, on the terms and conditions set forth in the Bank Merger Agreement, is advisable and in the best interests of Company Bank and its sole stockholder, has adopted and approved the Bank Merger Agreement and the Bank Merger, has directed that the Bank Merger Agreement be submitted to Company Bank’s sole stockholder for approval, and has adopted resolutions to the foregoing effect. Except for (i) the adoption of this Agreement by the affirmative vote of a majority of the outstanding shares of the Company Common Stock entitled to vote on this Agreement (the “Requisite Company Vote”), and (ii) the adoption and approval of the Bank Merger Agreement by the Company as Company Bank’s sole shareholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby (other than the submission to the stockholders of the Company of an advisory (non-binding) vote on the compensation that may be paid or become payable to the Company’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement). This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depositary institutions or their parent companies or the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby (including the Merger, the Holdco Merger and the Bank Merger), nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Charter, the Company Bylaws or the articles of association or bylaws of Company Bank, or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of the Company Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (A) and (B) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE and The NASDAQ Stock Market, LLC (“NASDAQ”), (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and the Bank Merger Act and approval or waiver of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the New York State Department of Financial Services (the “NYDFS”) and the State of Connecticut Department of Banking (the “CDB”), and approval or waiver of such applications, filings and notices, (d) the filing of any required filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”), (e) the filing with the Financial Industry Regulatory Authority (“FINRA”) of an application by the Company Broker-Dealer Subsidiary under FINRA Rule 1017 and approval of such application, (f) the filing of those additional applications, filings and notices, if any, listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval or non-objection of such applications, filings and notices, (g) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of the Company’s stockholders and Parent’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration by the SEC of the effectiveness of the S-4, (h) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Holdco Merger Certificates with the Delaware Secretary pursuant to the DGCL and the New York State Department of State pursuant to the NYBCL, as applicable, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and the filing of the Parent Charter Amendment and the certificate of designations for the New Parent Preferred Stock with the New York State Department of State pursuant to the NYBCL, and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement (“Parent Share Issuance”), the issuance of shares of New Parent Preferred Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock and New Parent Preferred Stock on the NYSE, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality (including any government-sponsored enterprise) or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by the Company of this Agreement, or (ii) the consummation by the Company of the Merger and the other transactions contemplated hereby (including the Holdco Merger and the Bank Merger). As used in this Agreement, “SRO” means (x) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (y) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date hereof, the Company has no knowledge of any reason why the necessary regulatory approvals and consents will not be received by the Company to permit consummation of the Merger, the Holdco Merger and the Bank Merger on a timely basis.

3.5 Regulatory Reports. The Company and each of the Company Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2018 with (a) any state regulatory authority, (b) the SEC, (c) the Federal Reserve Board, (d) the OCC, (e) the FDIC, (f) any foreign regulatory authority, and (g) any SRO (clauses (a) – (g), collectively “Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Subject to Section 9.15 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and the Company Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of the Company Subsidiaries since January 1, 2018, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Subject to Section 9.15, there (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of the Company Subsidiaries, and (y) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of the Company Subsidiaries since January 1, 2018, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.6 Financial Statements.

(a) The financial statements of the Company and the Company Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and the Company Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and the Company Subsidiaries have been, since January 1, 2018, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of the Company Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2020, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of the Company and the Company Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the Company. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including the Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) to the knowledge of the Company, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Any such disclosures were made in writing by management to the Company’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to Parent. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2018, (i) neither the Company nor any of the Company Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of the Company Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing the Company or any of the Company Subsidiaries, whether or not employed or retained by the Company or any of the Company Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by the Company or any of the Company Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or the Board of Directors or similar governing body of any Company Subsidiary or any committee thereof, or, to the knowledge of the Company, to any director or officer of the Company or any Company Subsidiary.

3.7 Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. and J.P. Morgan Securities LLC, neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. The Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by the Company of Keefe, Bruyette & Woods, Inc. and J.P. Morgan Securities LLC related to the Merger and the other transactions contemplated hereunder.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2019, except for changes resulting from or related the Pandemic or the Pandemic Measures, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since December 31, 2019 through the date of this Agreement, except with respect to the transactions contemplated hereby or changes resulting from or related the Pandemic or the Pandemic Measures, the Company and the Company Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal and Regulatory Proceedings.

(a) Neither the Company nor any of the Company Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of the Subsidiaries or any of their current or former directors or executive officers (i) that would reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Company, or (ii) of a material nature challenging the validity or propriety of this Agreement or the transactions contemplated by this Agreement.

(b) Subject to Section 9.15, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of the Company Subsidiaries or the assets of the Company or any of the Company Subsidiaries (or that, upon consummation of the Holdco Merger and Merger, would apply to the Surviving Entity or any of its affiliates) that (i) would, individually or in the aggregate, be reasonably likely to result in a material restriction on the Company or any of the Company Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.10 Taxes and Tax Returns.

(a) Each of the Company and the Company Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither the Company nor any of the Company Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the Company and the Company Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and the Company Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither the Company nor any of the Company Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business). Neither the Company nor any of the Company Subsidiaries has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and the Company Subsidiaries or the assets of the Company and the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries). Neither the Company nor any of the Company Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was the Company), or (ii) has any liability for the Taxes of any person (other than the Company or any of the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice). Neither the Company nor any of the Company Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of the Company Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(b) As used in this Agreement, the term “Tax” or “Taxes” means, whether disputed or not (i) any and all U.S. federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property (real, personal, tangible and intangible), capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, franchise, backup withholding, value added, alternative or add-on minimum, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon; (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period; and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for Taxes of a predecessor or transferor, by contract or otherwise by operation of law.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, information return or any other document or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all material Company Benefit Plans and the Pentegra Defined Benefit Plan for Financial Institutions (the “Multiple Employer Plan”). For purposes of this Agreement, “Company Benefit Plans” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation (other than the Multiple Employer Plan), whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries, including but not limited to “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, retention, profit sharing, insurance, medical, disability, welfare, salary continuation or fringe benefits.

(b) The Company has made available to Parent true, correct and complete copies of each material Company Benefit Plan and the Multiple Employer Plan and the following related documents, to the extent applicable (and, with respect to the Multiple Employer Plan, to the extent available to the Company): (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each Company Benefit Plan and, to the knowledge of the Company, the Multiple Employer Plan, has been established, operated, maintained and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(d) With respect to the Employee Stock Ownership Plan of People’s United Financial, Inc. (the “ESOP”), and without limiting the other provisions of this Section 3.11: (i) all “employer securities” (as defined in Section 407(d)(1) of ERISA) at any time held by the ESOP have at all times been “employer securities” as defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 4975(e)(8) of the Code and Section 407(d)(5) of ERISA; (ii) the terms, provisions, use of the proceeds and repayment of any loan to the ESOP (an “ESOP Loan”) satisfied in all respects the applicable requirements for an “exempt loan” within the meaning of Section 4975(d) of the Code and the regulations thereunder or Prohibited Transaction Exemption 80-26; (iii) no event of default has occurred or presently exists with respect to any ESOP Loan; (iv) the Company has the right under any ESOP Loan document to prepay at any time the principal amount of the applicable notes without penalty and subject only to payment of accrued interest through the date of prepayment; (v) all such loans have been (or will be upon the Closing) fully satisfied and there are (or will be upon the Closing) no outstanding amounts due by the ESOP with respect to any ESOP Loan; (vi) the ESOP has at all times been maintained in form and in operation in compliance in all material respects with Section 401(a) of the Code; and (vii) to the knowledge of the Company, any transaction to which the ESOP was at any time a party involving the purchase, sale or exchange of any employer security complied in all material respects with the applicable requirements of ERISA and the Code.

(e) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code and the Multiple Employer Plan (collectively, the “Company Qualified Plans”) and the related trust has been determined by the IRS to be qualified under Section 401(a) of the Code, and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(f) Except as would not result in any material liability to the Company and the Company Subsidiaries, taken as a whole, with respect to each Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then-current fair market value of the assets of such Company Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums required to be paid to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of the Company Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan.

(g) None of the Company and the Company Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), and none of the Company and the Company Subsidiaries nor any Company ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan. In addition, none of the Company and the Company Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six (6) years, sponsored, maintained or contributed to any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. For purposes of this Agreement, “Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(h) Except as set forth in Section 3.11(h) of the Company Disclosure Schedule, no Company Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) all contributions required to be made to any Company Benefit Plan, or, with respect to the Multiple Employer Plan, required to be made by the Company or any Company Subsidiaries, by applicable law or by any plan document or other contractual undertaking, and (ii) all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, in each case, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(j) There are no pending or, to the knowledge of the Company, threatened (in writing) claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that would reasonably be expected to result in any liability of the Company or any of the Company Subsidiaries in an amount that would be material to the Company and the Company Subsidiaries, taken as a whole.

(k) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, none of (i) the Company and the Company Subsidiaries, (ii) any Company ERISA Affiliate, (iii) the ESOP or (iv) to the knowledge of the Company, any ESOP fiduciary has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the Company Benefit Plans or their related trusts, the Company, any of the Company Subsidiaries, any Company ERISA Affiliate, the ESOP or any ESOP fiduciary to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as set forth in Section 3.11(l) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of the Company Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(m) Neither the Company nor any Company Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to a gross up, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A of the Code or Section 4999 of the Code.

(n) No Company Benefit Plan is maintained outside of the United States or provides compensation or benefits primarily for the benefit of any employee or former employee of the Company or any Company Subsidiary who primarily resides outside the United States.

(o) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, there are no pending or, to the Company’s knowledge, threatened labor grievances or unfair labor practice claims or charges against the Company or any of the Company Subsidiaries, or any strikes or other labor disputes against the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization and, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, there are no pending or, to the knowledge of the Company, threatened organizing efforts by any union seeking to represent any employees of the Company or any of the Company Subsidiaries.

(p) The Company and the Company Subsidiaries are in compliance in all material respects with, and since January 1, 2018, have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, classification of employees and independent contractors, equitable pay practices, employee privacy rights, labor relations, employment discrimination, sexual harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).

(q) Since January 1, 2018, neither the Company nor any Company Subsidiaries entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by, and to the knowledge of the Company, no allegations of sexual harassment or sexual misconduct have been made to the Company against, any individual in his or her capacity as (i) an officer of the Company or any of the Company

Subsidiaries, (ii) a member of the Board of Directors of the Company, or (iii) an employee of the Company or any of the Company Subsidiaries at a level of executive vice president or above. There are no proceedings currently pending or, to the knowledge of the Company, threatened related to any allegations of sexual harassment or sexual misconduct by any of the individuals identified in clauses (i)-(iii) above.

3.12 SEC Reports. Company has previously made available to Parent an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2018 by Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”), and no such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2018, as of their respective dates, all Company Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Company Reports.

3.13 Compliance with Applicable Law.

(a) The Company and each of the Company Subsidiaries hold, and have at all times since January 1, 2018, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company and each of the Company Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of the Company Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, regulation, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 (as amended) and the National Flood Insurance Act of 1968 and the implementing regulations thereunder, the Coronavirus Aid, Relief, and

Economic Security (CARES) Act (the “CARES Act”), the Pandemic Measures, and all Governmental Entity requirements relating to the origination, sale and servicing of mortgage and consumer loans. The Company and the Company Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by the Company and the Company Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where the Company and the Company Subsidiaries conduct business.

(c) Company Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

(d) The Company maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data and Trade Secrets against any (i) loss or misuse of Personal Data or Trade Secrets, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data or Trade Secrets (clauses (i) through (iii), a “Security Breach”). To the knowledge of the Company, the Company has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(e) Without limitation, none of the Company or any of the Company Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of the Company Subsidiaries has, directly or indirectly, (i) used any funds of the Company or any of the Company Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of the Company Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of the Company Subsidiaries, (v) made any fraudulent entry on the books or records of the Company or any of the Company Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of the Company Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of the Company Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(f) As of the date hereof, each of the Company and Company Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the date hereof, neither the Company nor Company Bank has received any notice from a Governmental Entity that its status as “well-capitalized” or that Company Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(g) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) neither the Company nor any of the Company Subsidiaries has directly contracted with an agent for providing assistance to eligible borrowers in connection with any Paycheck Protection Program (“PPP”) loans; (ii) the Company and each of the Company Subsidiaries have properly administered all accounts for which it acts as an agent or fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, investment manager, in accordance with the terms of the governing documents and applicable state, federal and foreign law;

and (iii) none of the Company, any of the Company Subsidiaries, or any of its or the Company Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such agent or fiduciary account, and the accountings and related data for each such agent or fiduciary account are true, correct and complete and accurately reflect the assets, activities and performance of such agent or fiduciary account.

3.14 Certain Contracts.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Schedule or as filed with any Company Reports, as of the date hereof, neither the Company nor any of the Company Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any Company Benefit Plan):

(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) which contains a provision that materially restricts the conduct of any line of business by the Company or any of the Company Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Entity or any of its affiliates to engage in any line of business or in any geographic region;

(iii) which is a collective bargaining agreement or similar agreement with any labor organization;

(iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Company Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company;

(v) (A) that relates to the incurrence of indebtedness by the Company or any of the Company Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case, incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by the Company or any of the Company Subsidiaries of, or any similar commitment by the Company or any of the Company Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $10,000,000 or more;

(vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or the Company Subsidiaries, taken as a whole;

(vii) which creates future payment obligations from the Company or any of the Company Subsidiaries in excess of $1,000,000 per annum (other than any such contracts which are terminable by the Company or any of the Company Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(viii) which creates future payment obligations in excess of $1,000,000 per annum with respect to derivatives contracts, except for such contracts that are entered into in back-to-back fashion (i.e., customer-facing derivatives hedged by street-facing derivatives), consist of balance sheet swaps, or are otherwise consistent with the Company’s Treasury Policy Manual (with the exception of swaptions);

(ix) that is a settlement, co-existence agreement pertaining to any material trademarks, consent or similar agreement and contains any material continuing obligations of the Company or any of the Company Subsidiaries;

(x) that relates to the acquisition or disposition of any person, business or asset and under which the Company or the Company Subsidiaries have or may have a material obligation or liability;

(xi) that relates to any material joint venture, partnership or other similar agreement; or

(xii) which the Company or any of the Company Subsidiaries (A) grants any license or other rights under any material Intellectual Property owned by the Company or any of the Company Subsidiaries, excluding any license or other rights granted to vendors in the ordinary course of business consistent with past practice, or (B) receives any license or other rights under any Intellectual Property material to the business of the Company or any of the Company Subsidiaries, other than in the ordinary course of business.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract.” The Company has made available to Parent true, correct and complete copies of each Company Contract in effect as of the date hereof.

(b) In each case, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) each Company Contract is valid and binding on the Company or one of the Company Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of the Company Subsidiaries have complied with and performed all obligations required to be complied with or performed by any of them to date under each Company Contract, (iii) to the knowledge of the Company, each third-party counterparty to each Company Contract has complied with and performed all obligations required to be complied with and performed by it to date under such Company Contract, (iv) neither the Company nor any of the Company Subsidiaries has knowledge of, or has received notice of, (A) any violation of any Company Contract by any of the other parties thereto or (B) any dispute with any third party to any Company Contract, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of the Company or any of the Company Subsidiaries, or, to the knowledge of the Company, any other party thereto, of or under any such Company Contract, and (vi) no third-party counterparty to any Company Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Company Contract as a result of the Pandemic or the Pandemic Measures.

3.15 Agreements with Regulatory Agencies. Subject to Section 9.15, neither the Company nor any of the Company Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of the Company Subsidiaries been advised in writing, or to the Company’s knowledge, orally, since January 1, 2017, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

3.16 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company or any of the Company Subsidiaries or for the account of a customer of the Company or any of the Company Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of the Company Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). The Company and each of the Company Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

3.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and the Company Subsidiaries are in compliance, and have complied since January 1, 2018, with all federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any similar state laws, relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of the Company, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of the Company Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against the Company, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company has delivered to Parent copies of all material environmental reports, studies, assessments, sampling data and memoranda in the possession of the Company relating to the Company or its Subsidiaries or any of their current or former properties or activities that have been prepared since January 1, 2018.

3.18 Investment Securities and Commodities.

(a) Each of the Company and the Company Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to the Company’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or the Company Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(b) The Company and the Company Subsidiaries employ, to the extent applicable, investment, securities, derivatives, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of their respective businesses, and the Company and the Company Subsidiaries have, since January 1, 2018, been in compliance with such policies, practices and procedures in all material respects.

3.19 Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, the Company or a Company Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or a Company Subsidiary or acquired after the date thereof

(except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of the Company, the lessor. There are no pending or, to the knowledge of the Company, threatened legal actions or condemnation proceedings against the Company Real Property.

3.20 Intellectual Property. The Company and each of the Company Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company: (a) to the knowledge of the Company, the conduct by the Company and the Company Subsidiaries of their respective businesses has not, since January 1, 2018, infringed, misappropriated or otherwise violated the rights of any person and is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Intellectual Property, and (b) no person has asserted in writing to the Company that the Company or any of the Company Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property of such person, (c) to the knowledge of the Company, no person has, since January 1, 2018, challenged, infringed, misappropriated or otherwise violated any right of the Company or any of the Company Subsidiaries with respect to any Intellectual Property owned by or licensed to the Company or the Company Subsidiaries, (d) neither the Company nor any Company Subsidiary has received any written notice of any pending or threatened claim with respect to any Intellectual Property owned by the Company or any Company Subsidiary, and the Company and the Company Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation, or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and the Company Subsidiaries and (e) to the knowledge of the Company, no Trade Secret used by the Company has been used or discovered by or disclosed to any Person except pursuant to appropriate non-disclosure agreements protecting the confidentiality thereof, which such agreements, to the knowledge of the Company, have not been breached in any material respect. Each current or former employee, consultant or contractor of the Company and the Company Subsidiary who has developed any material Intellectual Property for or on behalf of the Company or any Company Subsidiary has signed an agreement containing a present assignment to the Company or the applicable Company Subsidiary of all right, title and interest in and to such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means all intellectual property rights or other proprietary rights arising under the laws of any jurisdiction, including all rights in any of the following: (i) trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; (iii) patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; (iv) nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, algorithms, software, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person (collectively, “Trade Secrets”); (v) writings and other works (including software), whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and (vi) any similar intellectual property or proprietary rights.

3.21 Information Technology. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (a) each of the Company and the Company Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all information technology assets used in the conduct of the business of the Company and the Company Subsidiaries as currently conducted, and (b) to the knowledge of the Company, since January 1, 2018, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of the Company and the Company Subsidiaries.

3.22 Related Party Transactions. As of the date hereof, except as set forth in any Company Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of the Company Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of the Company Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than the Company Subsidiaries) on the other hand, of the type required to be reported in any Company Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

3.23 State Takeover Laws. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of the Company Charter or Company Bylaws (collectively, with any similar provisions of the Parent Charter, Parent Bylaws, the Merger Sub Charter or the Merger Sub Bylaws, as applicable, “Takeover Restrictions”). In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights will be available to the holders of Company Common Stock or Company Preferred Stock in connection with the Merger.

3.24 Reorganization. The Company has not taken any action and has no knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger and the Holdco Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.25 Opinion. Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered orally, has been or will be confirmed by written opinion of the same date) from each of Keefe, Bruyette & Woods, Inc. and J.P. Morgan Securities LLC to the effect that as of the date thereof and based upon and subject to the factors, assumptions, limitations and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders (other than Parent and its affiliates) of Company Common Stock. Neither of such opinion has been amended or rescinded as of the date of this Agreement.

3.26 Company Information. The information relating to the Company and the Company Subsidiaries that is provided in writing by the Company or the Company Subsidiaries or their respective representatives specifically for inclusion in (a) the Joint Proxy Statement, (b) the S-4, (c) the documents and financial statements of the Company incorporated by reference in the Joint Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith, in each case, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to the Company or any of the Company Subsidiaries and other portions within the reasonable control of the Company and the Company Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

The portion of the S-4 relating to the Company or any of the Company Subsidiaries and other portions within the reasonable control of the Company and the Company Subsidiaries will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or the Parent Subsidiaries for inclusion in the Joint Proxy Statement or the S-4.

3.27 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.27(a) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is a party to any written or oral (i) loan, loan agreement, credit facility, note or borrowing arrangement (including leases, equipment finance facilities, tax-exempt loan facilities, mortgage notes, warehouse lines of credit, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any of the Company Subsidiaries is a creditor that, as of January 31, 2021, had an outstanding balance of $5,000,000 or more and under the terms of which the obligor was, as of January 31, 2021, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) “extensions of credit” to any “executive officer” or other “insider” of the Company or any of the Company Subsidiaries (as such terms are defined in 12 C.F.R. Part 215). Each “extension of credit” to any such “executive officer” or other “insider” of the Company or any of the Company Subsidiaries is subject to and was made and continues to be in compliance with 12 C.F.R. Part 215 in all material respects or is exempt therefrom. The Company and the Company Subsidiaries have not originated any Loan under the PPP to any such “executive officer” or other “insider” of the Company or any of the Company Subsidiaries in violation of applicable law. Except as such disclosure may be limited by any applicable law, rule or regulation, Section 3.27(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of (A) all of the Loans of the Company and the Company Subsidiaries that, as of January 31, 2021, had an outstanding balance of $5,000,000 or more and were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, tax-exempt, mortgage, etc.), together with the aggregate principal amount of such Loans by category, and (B) each asset of the Company or any of the Company Subsidiaries that, as of January 31, 2021, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each Loan of the Company or any of the Company Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and the Company Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each outstanding Loan of the Company or any of the Company Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and the Company Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) None of the agreements pursuant to which the Company or any of the Company Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(e) Neither the Company nor any of the Company Subsidiaries is now, nor has it ever been since January 1, 2017, subject to any material fine, suspension, settlement or other administrative agreement or sanction by any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

3.28 Insurance.

(a) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (i) the Company and the Company Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and the Company Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (ii) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of current or former officers, directors and employees of the Company and the Company Subsidiaries, the Company or the relevant Company Subsidiary thereof is the sole beneficiary of such policies, (iii) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (iv) there is no claim for coverage by the Company or any of the Company Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy, and (v) neither the Company nor any of the Company Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

(b) Section 3.28(b) of the Company Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company Bank or its Subsidiaries, including the value of its BOLI. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Company Reports in accordance with GAAP.

3.29 Investment Advisory Business.

(a) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (i) People’s United Advisors, Inc. (the “Company Advisory Subsidiary”) is registered as an investment adviser under the Investment Advisers Act, (ii) the Company Broker-Dealer was registered as an investment adviser under the Investment Advisers Act during the period it was required to do so, and (iii) the Company Advisory Subsidiary has operated since its incorporation and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted.

(b) The accounts of each advisory client of the Company or the Company Subsidiaries, for purposes of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), that are subject to ERISA have been managed by the Company Advisory Subsidiary and the Company Broker-Dealer Subsidiary, as applicable, in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company.

(c) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Company, (i) neither the Company Advisory Subsidiary nor any person “associated” (as defined in the Investment Advisers Act) therewith (A) is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, (B) is subject to a disqualification under Rule 506(d) of Regulation D under the Securities

Act, or (C) is subject to a criminal conviction, regulatory or court order or other disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of the Company Advisory Subsidiary as investment adviser under the Investment Advisers Act, and (ii) there is no action, suit, proceeding or investigation pending or, to the knowledge of the Company, threatened, that is reasonably likely to result in any such person being deemed ineligible as described in clause (A), subject to a disqualification as described in clause (B) or subject to a criminal conviction, regulatory or court order or other disqualification as described in clause (C).

3.30 Insurance Business.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, (i) since January 1, 2018, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any Company Subsidiary (“Company Agent”) wrote, sold, produced, managed, administered or procured business for a Company Subsidiary, such Company Agent was, at the time the Company Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no Company Agent has been since January 1, 2018, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such Company Agent’s writing, sale, management, administration or production of insurance business for any Company Insurance Subsidiary, and (iii) each Company Agent was appointed by the Company or a Company Insurance Subsidiary in compliance with applicable insurance laws, rules and regulations and all processes and procedures undertaken with respect to such Company Agent were undertaken in compliance with applicable insurance laws, rules and regulations. As used in this Agreement, “Company Insurance Subsidiary” means each Company Subsidiary through which insurance operations is conducted, including Commerce Square Equipment Reinsurance Co. Ltd., Commerce Square Insurance Services, LLC, the Company Broker-Dealer Subsidiary and, prior to the completion of its sale on November 2, 2020, People’s United Insurance Agency, Inc.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, (i) since January 1, 2018, the Company and the Company Insurance Subsidiaries have made all required notices, submissions, reports or other filings under applicable insurance holding company statutes, (ii) all contracts, agreements, arrangements and transactions in effect between any Company Insurance Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes, and (iii) each Company Insurance Subsidiary has operated and otherwise been in compliance with all applicable insurance laws, rules and regulations.

3.31 Broker-Dealer Business.

(a) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Company, (i) People’s Securities, Inc. (the “Company Broker-Dealer Subsidiary”) is duly registered under the Exchange Act as a broker-dealer with the SEC and is in compliance with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof; (ii) the Company Broker-Dealer Subsidiary is a member in good standing with FINRA and any other applicable SRO and in compliance with all applicable rules and regulations of FINRA and any such SRO of which it is a member or which otherwise has authority over it; (iii) the Company Broker-Dealer Subsidiary (and each registered representative thereof) is duly registered, licensed or qualified as a broker-dealer or registered representative, as applicable, under, and in compliance with, the applicable laws of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing; (iv) the Company Broker-Dealer Subsidiary has operated since January 1, 2018 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted; and (v) there is no action, suit, proceeding or investigation pending or, to the knowledge of the Company, threatened that would reasonably be likely to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications.

(b) Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on the Company, (i) neither the Company Broker-Dealer Subsidiary nor any “associated person” therewith (A) is or has been ineligible to serve as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act, (B) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, or (C) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of the Company Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (ii) there is no action, suit, proceeding or investigation pending or, to the knowledge of the Company, threatened, that is reasonably likely to result in any such person being deemed ineligible as described in clause (A), subject to a “statutory disqualification” as described in clause (B) or subject to a disqualification as described in clause (C).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedule”) (it being understood that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent or Merger Sub that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (A) any other section of this Article IV specifically referenced or cross-referenced, and (B) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections), or (b) as disclosed in any Parent Reports publicly filed with or furnished to the SEC by Parent since June 30, 2019 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, is a bank holding company duly registered under the BHC Act and has elected to be treated as a financial holding company under the BHC Act. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of Parent and Merger Sub is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Parent Charter, the Parent Bylaws, the Merger Sub Charter and the Merger Sub Bylaws, in each case, as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of Parent or any Parent Subsidiary to pay dividends or distributions except, in the case of Parent or a Parent Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Parent Subsidiary that is a depositary institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Parent Disclosure Schedule sets forth a true, correct and complete list of all Parent Subsidiaries as of the date hereof. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Parent other than the Parent Subsidiaries.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 250,000,000 shares of Parent Common Stock, and 1,000,000 shares of Parent Preferred Stock. As of February 19, 2021, there were (i) 128,636,592 shares of Parent Common Stock issued and outstanding, including 6,783 shares of Parent Common Stock granted in respect of outstanding Parent Common Stock subject to vesting, repurchase or other lapse restriction (each, a “Parent Restricted Stock Award”); (ii) 31,105,306 shares of Parent Common Stock held in treasury; (iii) 641,280 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding options to purchase Parent Common Stock (each, a “Parent Stock Option”); (iv) 730,989 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding restricted stock unit awards in respect of shares of Parent Common Stock (each, a “Parent RSU Award”); (v) 387,427.924 shares of Parent Common Stock (assuming performance goals are satisfied at the target level) or 474,416.386 shares of Parent Common Stock (assuming performance goals are satisfied at the maximum level) reserved for issuance upon the settlement of outstanding performance unit awards in respect of shares of Parent Common Stock (each, a “Parent PSU Award”); (vi) 2,290,912 shares of Parent Common Stock reserved for issuance pursuant to future grants under the equity incentive plans of Parent as in effect as of the date of this Agreement; (vii) 2,138,565 shares of Parent Common Stock reserved for issuance pursuant to the Parent Employee Stock Purchase Plan (the “Parent ESPP”); and (viii) (A) 350,000 shares of Parent Preferred Stock, which have been designated as Fixed-to-Floating Rate Non-cumulative Perpetual Preferred Stock, Series E, issued and outstanding; (B) 50,000 shares of Parent Preferred Stock, which have been designated as Fixed-to-Floating Rate Non-cumulative Perpetual Preferred Stock, Series F, issued and outstanding; and (C) 40,000 shares of Parent Preferred Stock, which have been designated as Fixed-Rate Reset Non-cumulative Perpetual Preferred Stock, Series G, issued and outstanding. The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, all of which are issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding two sentences and for changes since February 19, 2021 resulting from the exercise, vesting or settlement of any Parent Stock Options, the Parent Restricted Stock Awards, Parent RSU Awards and Parent PSU Awards (collectively, “Parent Equity Awards”) described in the immediately preceding two sentences, there are no shares of capital stock or other voting securities or equity interests of Parent or Merger Sub issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Parent Common Stock, Parent Preferred Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Parent is current on all dividends payable on the outstanding shares of Parent Preferred Stock, and has complied in all material respects with terms and conditions thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent or stockholders of Merger Sub may vote. Except as set forth in Section 4.2(a) of the

Parent Disclosure Schedule, no trust preferred or subordinated debt securities of Parent or any Parent Subsidiary are issued or outstanding. Other than with respect to the Parent ESPP or the Parent Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Parent or Merger Sub, or contracts, commitments, understandings or arrangements by which Parent or Merger Sub may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Parent or Merger Sub or that otherwise obligate Parent or Merger Sub to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than the Parent Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Parent or any of the Parent Subsidiaries) are outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Parent or any of the Parent Subsidiaries is a party with respect to the voting or transfer of Parent Common Stock, Merger Sub Common Stock, capital stock or other voting or equity securities or ownership interests of Parent or Merger Sub or granting any shareholder or other person any registration rights.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have Material Adverse Effect on Parent, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Parent Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Boards of Directors of Parent and Merger Sub and by Parent, as the sole stockholder of Merger Sub. The Board of Directors of Parent has determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of Parent and its shareholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Holdco Merger), has directed that the Parent Charter Amendment and the Parent Share Issuance be submitted to Parent’s shareholders for approval at a meeting of such shareholders, and has adopted resolutions to the foregoing effect. The Board of Directors of Merger Sub has determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Merger Sub and its sole stockholder, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger and the Holdco Merger), has directed that this Agreement be submitted to Merger Sub’s sole stockholder for approval, and has adopted resolutions to the foregoing effect. The Board of Directors of Parent Bank has determined that the Bank Merger, on the terms and conditions set forth in the Bank Merger Agreement, is advisable and in the best interests of Parent Bank and its sole stockholder, has adopted and approved the Bank Merger Agreement and the Bank Merger, and has directed that the Bank Merger Agreement be submitted to Parent Bank’s sole stockholder for approval, and has adopted resolutions to the foregoing effect. Except for (i) (A) the approval of the Parent Charter Amendment by the affirmative vote of a majority of all outstanding Parent Common Stock entitled to vote on such matter and

(B) the approval of the Parent Share Issuance by a majority of all the votes cast by the holders of outstanding Parent Common Stock at a meeting of the shareholders of Parent at which a quorum exists (the approvals in clauses (A) and (B), collectively, the “Requisite Parent Vote”), and (ii) the adoption and approval of the Bank Merger Agreement by Parent as Parent Bank’s sole voting shareholder, no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby (other than the submission to the shareholders of Parent of an advisory (non-binding) vote on the compensation that may be paid or become payable to Parent’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock and New Parent Preferred Stock to be issued in the Merger have been validly authorized (subject to the receipt of the Requisite Parent Vote and the filing of the Parent Charter Amendment as contemplated by Section 6.21 and the certificate of designations for the New Parent Preferred Stock with the New York Department of State), and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby (including the Merger, the Holdco Merger and the Bank Merger), nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Parent Charter, the Parent Bylaws, the Merger Sub Charter or the Merger Sub Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, Merger Sub or any of the other Parent Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub or any of the other Parent Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Merger Sub or any of the other Parent Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (A) and (B) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE and the NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Bank Merger Act and approval or waiver of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the NYDFS and the CDB, and approval or waiver of such applications, filings and notices, (d) the filing of any required filings and notices, as applicable, with the OCC, (e) the filing with FINRA of an application by the Company Broker-Dealer Subsidiary under FINRA Rule 1017 and approval of such application, (f) the filing of those additional applications, filings and notices, if any, listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (g) the filing with the SEC of the Joint Proxy Statement, and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration by the SEC of the effectiveness of the S-4, (h) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, the filing of the Holdco Merger Certificates with the Delaware Secretary pursuant to the DGCL and the New York State Department of State pursuant to the NYBCL, as applicable, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and the filing of the Parent Charter Amendment and the certificate of designations for the New Parent Preferred Stock with the New York State Department of

State pursuant to the NYBCL, and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the Parent Share Issuance, the issuance of shares of New Parent Preferred Stock pursuant to this Agreement, and the approval of the listing of such Parent Common Stock and New Parent Preferred Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent and Merger Sub of this Agreement, or (ii) the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby (including the Holdco Merger and the Bank Merger). As of the date hereof, Parent and Merger Sub have no knowledge of any reason why the necessary regulatory approvals and consents will not be received by Parent or Merger Sub to permit consummation of the Merger, the Holdco Merger and the Bank Merger on a timely basis.

4.5 Regulatory Reports. Parent and each of the Parent Subsidiaries have timely filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2018 with any Regulatory Agencies, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Subject to Section 9.15 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and the Parent Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of the Parent Subsidiaries since January 1, 2018, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Subject to Section 9.15, there (a) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of the Parent Subsidiaries, and (b) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of the Parent Subsidiaries since January 1, 2018, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.6 Financial Statements.

(a) The financial statements of Parent and the Parent Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and the Parent Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and the Parent Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and the Parent Subsidiaries have been, since January 1, 2018, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No independent public accounting firm of Parent has resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of the Parent Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Parent, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2020, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Parent and the Parent Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Parent. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including Parent Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (B) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Any such disclosures were made in writing by management to Parent’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to the Company. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2018, (i) neither Parent nor any of the Parent Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of the Parent Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of the Parent Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of the Parent Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Parent or any of the Parent Subsidiaries, whether or not employed or retained by Parent or any of the Parent Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Parent or any of the Parent Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or the Board of Directors or similar governing body of any Parent Subsidiary or any committee thereof, or, to the knowledge of Parent, to any director or officer of Parent or any Parent Subsidiary.

4.7 Broker’s Fees. With the exception of the engagement of Lazard Frères & Co. LLC, neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2019, except for changes resulting from or related the Pandemic or the Pandemic Measures, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since December 31, 2019 through the date of this Agreement, except with respect to the transactions contemplated hereby and changes resulting from or related the Pandemic or the Pandemic Measures, Parent and the Parent Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal and Regulatory Proceedings.

(a) Neither Parent nor any of the Parent Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of the Parent Subsidiaries or any of their current or former directors or executive officers (i) that would reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Parent, or (ii) of a material nature challenging the validity or propriety of this Agreement or the transactions contemplated by this Agreement.

(b) Subject to Section 9.15, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of the Parent Subsidiaries or the assets of Parent or any of the Parent Subsidiaries (or that, upon consummation of the Merger and Holdco Merger, would apply to the Surviving Entity or any of its affiliates) that (i) would, individually or in the aggregate, be reasonably likely to result in a material restriction on Parent or any of the Parent Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.10 Taxes and Tax Returns. Each of Parent and Parent Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither Parent nor any of the Parent Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Parent and Parent Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Parent and Parent Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Parent nor any of the Parent Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business). Neither Parent nor any of the Parent Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Parent and Parent Subsidiaries or the assets of Parent and Parent Subsidiaries. Neither Parent nor any of the Parent Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and Parent Subsidiaries). Neither Parent nor any of the Parent Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was Parent), or (B) has any liability for the Taxes of any person (other than Parent or any of the Parent Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice). Neither Parent nor any of the Parent Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Parent nor any of the Parent Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

4.11 Employees.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each Parent Benefit Plan has been established, operated, maintained and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “Parent Benefit Plans” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Parent or any of its Subsidiaries, including but not limited to “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, retention, profit sharing, insurance, medical, disability, welfare, salary continuation or fringe benefits.

(b) Except as would not result in any material liability to Parent and its Subsidiaries, taken as a whole, with respect to each Parent Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Parent Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Parent Benefit Plan’s actuary with respect to such Parent Benefit Plan, did not, as of its latest valuation date, exceed the then-current fair market value of the assets of such Parent Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums required to be made to the PBGC have been timely paid in full, (vi) no material liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Parent or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Parent Benefit Plan.

(c) None of Parent and its Subsidiaries nor any Parent ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan, and none of Parent and the Parent Subsidiaries nor any Parent ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan. In addition, none of the Parent and the Parent Subsidiaries nor any Parent ERISA Affiliate has, at any time during the last six (6) years, sponsored, maintained or contributed to any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. For purposes of this Agreement, “Parent ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Parent or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, there are no pending or, to Parent’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes or other labor disputes against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization and, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, there are no pending or, to the knowledge of Parent, threatened organizing efforts by any union seeking to represent any employees of Parent or any of its Subsidiaries.

4.12 SEC Reports. Parent has previously made available to Company an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2018 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”), and no such Parent Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2018, as of their respective dates, all Parent Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Parent Reports.

4.13 Compliance with Applicable Law.

(a) Parent and each of the Parent Subsidiaries hold, and have at all times since January 1, 2018, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and, to the knowledge of Parent, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of the Parent Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of the Parent Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, regulation, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, the Flood Disaster Protection Act of 1973 (as amended) and the National Flood Insurance Act of 1968 and the implementing regulations thereunder, the CARES Act, the Pandemic Measures, and all Governmental Entity requirements relating to the origination, sale and servicing of mortgage and consumer loans. Parent and the Parent Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Parent and the Parent Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where Parent and the Parent Subsidiaries conduct business.

(c) Parent Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

(d) Parent maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data and Trade Secrets against any Security Breach.

(e) Without limitation, none of Parent, or any of the Parent Subsidiaries, or, to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of the Parent Subsidiaries has, directly or indirectly, (i) used any funds of Parent or any of the Parent Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of the Parent Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Parent or any of the Parent Subsidiaries, (v) made any fraudulent entry on the books or records of Parent or any of the Parent Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Parent or any of the Parent Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of the Parent Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(f) As of the date hereof, each of Parent and Parent Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the date hereof, neither Parent nor Parent Bank has received any notice from a Governmental Entity that its status as “well-capitalized” or that Parent Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(g) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) neither Parent nor any of the Parent Subsidiaries has directly contracted with an agent for providing assistance to eligible borrowers in connection with any PPP loans; (ii) Parent and each of the Parent Subsidiaries have properly administered all accounts for which it acts as an agent or fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, investment manager, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of Parent, any of the Parent Subsidiaries, or any of its or the Parent Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such agent or fiduciary account, and the accountings and related data for each such agent or fiduciary account are true, correct and complete and accurately reflect the assets, activities and performance of such agent or fiduciary account.

4.14 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of the Parent Subsidiaries is a party or by which Parent or any of the Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”).

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (i) each Parent Contract is valid and binding on Parent or one of the Parent Subsidiaries, as applicable, and in full force and effect, (ii) Parent and each of the Parent Subsidiaries have complied with and performed all obligations required to be complied with or performed by any of them to date under each Parent Contract, (iii) to the knowledge of Parent, each third-party counterparty to each Parent Contract has complied with and performed all obligations required to be complied with and performed by it to date under such Parent Contract, (iv) neither Parent nor any of the Parent Subsidiaries has knowledge of, or has received notice of, (A) any violation of any Parent Contract by any of the other parties thereto or (B) any dispute with any third party to any Parent Contract, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Parent or any of the Parent Subsidiaries or, to the knowledge of Parent, any other party thereto, of or under any such Parent Contract, and (vi) no third-party counterparty to any Parent Contract has exercised or threatened to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Parent Contract as a result of the Pandemic or the Pandemic Measures.

4.15 Agreements with Regulatory Agencies. Subject to Section 9.15, neither Parent nor any of the Parent Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of the Parent Subsidiaries been advised in writing, or to Parent’s knowledge, orally, since January 1, 2017, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Parent Regulatory Agreement.

4.16 Information Technology. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (a) each of Parent and the Parent Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all information technology assets used in the conduct of the business of Parent and the Parent Subsidiaries as currently conducted, and (b) to the knowledge of Parent, since January 1, 2018, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Parent and the Parent Subsidiaries.

4.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries are in compliance, and have complied since January 1, 2018, with all Environmental Laws.

4.18 Investment Securities and Commodities.

(a) Each of Parent and the Parent Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to Parent’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Parent or the Parent Subsidiaries. Such securities and commodities are valued on the books of Parent in accordance with GAAP in all material respects.

(b) Parent and the Parent Subsidiaries employ, to the extent applicable, investment, securities, derivatives, risk management and other policies, practices and procedures that Parent believes are prudent and reasonable in the context of their respective businesses, and Parent and the Parent Subsidiaries have, since January 1, 2018, been in compliance with such policies, practices and procedures in all material respects.

4.19 Related Party Transactions. As of the date hereof, except as set forth in any Parent Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of the Parent Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of the Parent Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Parent

Common Stock (or any of such person’s immediate family members or affiliates) (other than Parent Subsidiaries) on the other hand, of the type required to be reported in any Parent Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.20 State Takeover Laws. Each of the Boards of Directors of Parent and Merger Sub has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Restrictions. In accordance with Section 262 of the DGCL and Section 910 of the NYBCL, as applicable, no appraisal or dissenters’ rights will be available to the holders of Parent Common Stock, Parent Preferred Stock or Merger Sub Common Stock in connection with the Merger and the Holdco Merger, as applicable.

4.21 Reorganization. Parent has not taken any action and has no knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger and the Holdco Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.22 Opinion. Prior to the execution of this Agreement, the Board of Directors of Parent has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Lazard Frères & Co. LLC, to the effect that as of the date thereof and based upon and subject to the factors, assumptions, limitations and other matters set forth in the written opinion, the Exchange Ratio in the Merger is fair, from a financial point of view, to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.23 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Parent or any of the Parent Subsidiaries or for the account of a customer of Parent or any of the Parent Subsidiaries were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of the Parent Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Parent and each of the Parent Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

4.24 Parent Information. The information relating to Parent and the Parent Subsidiaries that is provided in writing by Parent or the Parent Subsidiaries or their respective representatives specifically for inclusion in (a) the Joint Proxy Statement, (b) the S-4, (c) the documents and financial statements of Parent incorporated by reference in the Joint Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith, in each case, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to the Company or any of the Company Subsidiaries or are within the reasonable control of the Company and the Company Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to the Company or any of the Company Subsidiaries or are within the reasonable control of the Company and the Company Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25 Loan Portfolio.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each outstanding Loan of Parent or any of the Parent Subsidiaries (i) is

evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and the Parent Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each outstanding Loan of Parent or any of the Parent Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Parent and the Parent Subsidiaries (and, in the case of Loans held for resale to investors, the applicable underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(c) None of the agreements pursuant to which Parent or any of the Parent Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default (other than early payment defaults) by the obligor on any such Loan.

(d) Neither Parent nor any of the Parent Subsidiaries is now, nor has it ever been since January 1, 2017, subject to any material fine, suspension, settlement or other administrative agreement or sanction by any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage, commercial or consumer Loans.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule), required by law (including the Pandemic Measures) or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), (a) the Company shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, and (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) each of Parent and the Company shall, and shall cause its respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or delay the ability of either Parent or the Company to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in this Section 5.1, Section 5.2 (other than Section 5.2(b) and Section 5.2(f), to which this sentence shall not apply) or Section 5.3 (other than Section 5.3(b), to which this sentence shall not apply), a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to the Pandemic or the Pandemic Measures; provided, that such party shall provide prior notice to the other party to the extent such actions would otherwise require consent of the other party under this Section 5.1 or Section 5.2 or Section 5.3.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including the Pandemic Measures), the

Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any wholly-owned Subsidiary of the Company) (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposit, and entry into repurchase agreements, in each case, on terms and in amounts consistent with past practice);

(b) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Company Securities or any securities of any Company Subsidiary, except, in each case, (A) regular quarterly cash dividends by the Company at a rate not in excess of $0.1825 per share of the Company Common Stock, and any associated dividend equivalents for Company Equity Awards, (B) dividends paid by any of the Subsidiaries of the Company to the Company or any of the Company’s wholly-owned Subsidiaries, (C) dividends provided for and paid on the Company Preferred Stock in accordance with the terms of the Company Preferred Stock, or (D) the acceptance of shares of the Company Common Stock as payment for the exercise price of the Company Options or for withholding Taxes incurred in connection with the exercise of the Company Options or the vesting or settlement of the Company Equity Awards and dividend equivalents thereon, if any , in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii) grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any Company Securities or any securities of any Company Subsidiary; or

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Company Securities or any securities of any Company Subsidiary or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Company Securities or any securities of any Company Subsidiary, except pursuant to the exercise of the Company Options or the vesting or settlement of the Company Equity Awards (and dividend equivalents thereon, if any) in accordance with their terms, in each case, outstanding as of the date hereof or granted on or after the date hereof to the extent permitted under this Agreement;

(c) sell, transfer, license, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any person other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any person or any claims held by any person, in each case, other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of the Company;

(e) in each case, except for transactions in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of, any Company Contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to the Company or its Subsidiaries, or (ii) enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any Company Benefit Plan existing as of the date hereof, (i) enter into, establish, adopt, amend or terminate any Company Benefit Plan, or any arrangement that would be a Company Benefit Plan if in effect on the date hereof, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees at a job level below 65 (A) in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, or (B) the payment of incentive compensation for completed performance periods based upon actual corporate performance, the performance of such employee and, if applicable, such employee’s business, (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan, (v) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vi) terminate the employment or services of any employee with a job level 65 or above, other than for cause, or (vii) hire any employee with a job level 65 or above or promote any employee to a job level 65 or above (other than as a replacement hire or promotion receiving substantially similar terms of employment);

(g) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(h) except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding (i) in an amount and for consideration in excess of $10,000,000 individually or $30,000,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by the Company or any Company Subsidiary in respect thereof), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of the Company or its Subsidiaries or the Surviving Entity or its Subsidiaries;

(i) take any action where such action or failure to act could reasonably be expected to prevent the Merger and the Holdco Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(j) amend the Company Charter, the Company Bylaws or comparable governing documents of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

(k) other than in prior consultation with Parent, materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(m) (i) enter into any new line of business, (ii) other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, hedging, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any Governmental Entity, or (iii) make any loans or extensions of credit or renewals thereof, except in the ordinary course of business consistent with past practice and (A) in the case of any loan or extension of credit or renewal thereof with a risk rating of 6 or worse (as determined in the ordinary course of business consistent with past practice under the Company’s and its Subsidiaries’ lending policies in effect as of the date hereof), not in excess of $50,000,000 in a single transaction or $150,000,000 in the aggregate, (B) in the case of any loan or extension of credit or renewal thereof (other than in the Company’s mortgage warehouse lending business) with a risk rating of 5 or higher (as determined in the ordinary course of business consistent with past practice under the Company’s and its Subsidiaries’ lending policies in effect as of the date hereof), not in excess of $75,000,000 in a single transaction or $300,000,000 in the aggregate, and (C) in the case of any loan or extension of credit or renewal thereof in the Company’s mortgage warehouse lending business with a risk rating of 5 or higher (as determined in the ordinary course of business consistent with past practice under the Company’s and its Subsidiaries’ lending policies in effect as of the date hereof), not in excess of $150,000,000 in a single transaction or $300,000,000 in the aggregate; provided, that any consent from Parent sought pursuant to this clause (iii) shall not be unreasonably withheld; provided, further, that, if Parent does not respond to any such request for consent within three (3) business days after the relevant loan package is provided to Parent, such non-response shall be deemed to constitute consent pursuant to this clause (iii);

(n) make, or commit to make, any capital expenditures that exceed by more than five percent (5%) the Company’s capital expenditure budget set forth in Section 5.2(n) of the Company Disclosure Schedule;

(o) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(p) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(q) (i) make any application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of the Company or its Subsidiaries or (ii) acquire or sell or agree to acquire or sell, any real property (other than other real estate owned (OREO) properties in the ordinary course) in an amount in excess of $250,000 for any individual property or enter into, create, amend, renew or terminate (or give written notice of a proposed renewal or termination) any lease with respect to real property requiring base annual rental payments under any individual lease in excess of $100,000;

(r) take any action that is intended or reasonably likely to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.2 not being satisfied in a timely manner, except as may be required by applicable law;

(s) abandon, cancel, or otherwise allow to lapse or expire any material Intellectual Property owned by the Company or any Company Subsidiary; or

(t) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including the Pandemic Measures), Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Parent Charter or the Parent Bylaws in a manner that would materially and adversely affect the holders of the Company Common Stock, or adversely affect the holders of the Company Common Stock relative to other holders of the Parent Common Stock;

(b) adjust, split, combine or reclassify any capital stock of Parent or make, declare or pay any extraordinary dividend on any capital stock of Parent;

(c) incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly-owned Subsidiaries to Parent or any of its Subsidiaries) that would reasonably be expected to prevent Parent or its Subsidiaries from assuming the Company’s or its Subsidiaries’ outstanding indebtedness;

(d) take any action where such action or failure to act could reasonably be expected to prevent the Merger and the Holdco Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(e) take any action that is intended or reasonably likely to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.3 not being satisfied in a timely manner, except as may be required by applicable law; or

(f) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Promptly after the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Joint Proxy Statement, and Parent shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Parent and Company, as applicable, shall use reasonable best efforts to make such filings within forty (40) days of the date of this Agreement. Each of Parent and the Company shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Parent and the Company shall thereafter as promptly as practicable mail or deliver the Joint Proxy Statement to their respective shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger, the Holdco Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case, subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to obtaining all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated in this Agreement, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and provided, that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity in connection with or affecting the transactions contemplated by this Agreement which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and subject to applicable law and Section 9.15. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof), or waivers of such regulatory authorizations, consents, orders and approvals, (i) from the Federal Reserve Board (in respect of the Merger, the Holdco Merger and the Bank Merger), the NYDFS and the CDB, or (ii) referred to in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Merger, the Holdco Merger and the Bank Merger), except for any such authorizations, consents, orders or approvals the failure of which to be obtained would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Surviving Entity.

(c) In furtherance and not in limitation of the foregoing, each party shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Parent or any of its Subsidiaries, or permit the Company or any of its Subsidiaries (without the prior written consent of Parent), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a Material Adverse Effect on the Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

(d) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Holdco Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be materially delayed.

(f) Without limiting the generality of this Section 6.1, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and its Subsidiaries (including the furnishing of information and by making employees reasonably available) as is reasonably requested by Parent in order to comply with the requirements of the Comprehensive Capital Analysis and Review and Dodd-Frank Act Stress Testing programs.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws (including the Pandemic Measures), each of Parent and the Company, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of Parent and the Company shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that Parent or the Company, as the case may be, is not permitted to disclose in accordance with Section 9.15 or otherwise under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Parent nor the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent’s or the Company’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or to the extent that Parent or the Company, as the case may be, reasonably determines, in light of the Pandemic and the Pandemic Measures, that such access would jeopardize the health and safety of any of its employees. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated January 25, 2021, between Parent and the Company (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth in this Agreement. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Shareholders’ Approval and Stockholder Approval.

(a) Each of Parent and the Company shall call, give notice of, convene and hold a meeting of its shareholders and stockholders, respectively (the “Parent Meeting” and the “Company Meeting,” respectively) as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (i) the Requisite Parent Vote and the Requisite Company Vote, respectively, required in connection with this Agreement and the Merger, and (ii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders or stockholders, as applicable, in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Parent and the Company shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.

(b) Subject to Section 6.3(c), (i) each of Parent and the Company and their respective Boards of Directors shall use its reasonable best efforts to obtain from the shareholders of Parent and the stockholders of the Company, respectively, the Requisite Parent Vote and the Requisite Company Vote, respectively, including by communicating to the respective shareholders of Parent and stockholders of the Company its recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of Parent, the shareholders of Parent approve and adopt the Parent Charter Amendment and the Parent Share Issuance (the “Parent Board Recommendation”), and in the case of the Company, that the stockholders of the Company adopt this Agreement (the “Company Board Recommendation”); and (ii) each of Parent and the Company and their respective Boards of Directors shall not (A) withhold, withdraw, modify or qualify in a manner adverse to the other party the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of the Company, (B) fail to make the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of the Company, in the Joint Proxy Statement, (C) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (D) fail to publicly and without qualification (1) recommend against any Acquisition Proposal, or (2) reaffirm the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of the Company, in each case, within ten (10) business days (or such fewer number of days as remains prior to the Parent Meeting or the Company Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (E) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c) Subject to Section 8.1 and Section 8.2, if the Board of Directors of Parent or the Company, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Parent Board Recommendation or the Company Board Recommendation, as applicable, such Board of Directors may, in the case of Parent, prior to the receipt of the Requisite Parent Vote, and in the case of Company, prior to the receipt of the Requisite Company Vote, submit this Agreement to its shareholders or stockholders, respectively, without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its shareholders or stockholders, as applicable, in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that such Board of Directors may not take any actions under this sentence unless it (i) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances); and (ii) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Parent Board Recommendation or the Company Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c) and will require a new notice period as referred to in this Section 6.3(c).

(d) Parent or the Company shall adjourn or postpone the Parent Meeting or the Company Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock or Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company or Parent, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote or the Requisite Parent Vote, and subject to the terms and conditions of this Agreement, the Company or Parent, as applicable, shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the Requisite Company Vote or Requisite Parent Vote, respectively. Notwithstanding anything to the contrary in this Agreement, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, (i) the Parent Meeting shall be convened and the Parent Charter Amendment and the Parent Share Issuance shall be submitted to the shareholders of Parent at the Parent Meeting, and (ii) the Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of Company at the Company Meeting, and nothing contained in this Agreement shall be deemed to relieve either Parent or the Company of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger, the Holdco Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Holdco Merger, the Bank Merger and the other transactions contemplated by this Agreement, and (c) to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c), including by executing and delivering representations contained in certificates of officers of Parent and the Company reasonably satisfactory in form and substance to Parent’s and Company’s counsel.

6.5 Stock Exchange Matters.

(a) Parent shall cause the shares of the Parent Common Stock and the New Parent Preferred Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

(b) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NASDAQ to enable the delisting by the Surviving Entity of Company Common Stock and Company Preferred Stock from the NASDAQ and the deregistration of Company Common Stock and Company Preferred Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.6 Employee Matters.

(a) Commencing on the Effective Time and ending on December 31, 2022, unless otherwise mutually determined by the Company and Parent prior to the Effective Time, Parent shall provide to employees of the Company and the Company Subsidiaries who at the Effective Time become employees of Parent or the Parent Subsidiaries (the “Continuing Employees”) (i) base salary or base wage that is no less than the base salary or base wage provided by the Company and the Company Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided by the Company and the Company Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, and (iii) employee benefits (other than severance and equity-based incentive opportunities) that are comparable to those provided to the Continuing Employees immediately prior to the Effective Time. Notwithstanding the foregoing, Parent and the Company agree that, during the period commencing at the Effective Time and ending on the first anniversary thereof,

Parent shall provide severance payments and benefits as described in Section 6.6(a) of the Parent Disclosure Schedule with respect to any Continuing Employee who is involuntarily terminated during such period.

(b) With respect to any employee benefit plans of Parent or Parent Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (“New Plans”), Parent and Parent Subsidiaries shall, to the extent permitted by applicable law and the terms of the New Plans, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles, co-payments or coinsurance and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for all purposes under each applicable New Plan (it being understood that, for the avoidance of doubt, such service credit shall not entitle any Continuing Employee to benefits under any frozen Parent Benefit Plan), as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) Parent agrees that, with respect to the annual bonus plans set forth on Section 6.6(c) of the Company Disclosure Schedule (the “Annual Incentive Plans”), it shall provide each Continuing Employee who participates in an Annual Incentive Plan (an “Incentive Plan Participant”) with a normal and customary annual cash incentive award for the year during which the Closing occurs determined as the sum of (i) a pro-rated portion of the bonus with respect to the portion of the year of the Closing that occurs prior to the Closing, which bonus shall be determined based upon actual performance through the Closing Date, as reasonably determined in good faith by the Company prior to the Closing; provided that such amounts have been accrued in the Company’s internal financial records consistent with past practice plus (ii) a pro-rated portion of the bonus with respect to the portion of the year of the Closing that occurs after the Closing determined by Parent and in accordance with Section 6.6(a)(ii) above. Such amounts shall be paid at the time Annual Incentive Plan payments would typically be paid so long as an Incentive Plan Participant remains employed through the relevant payment date; provided that Parent will provide any Incentive Plan Participant who experiences a termination of employment on or after the Closing due to death, disability (as defined in the Company’s long-term disability plan), an involuntary termination without cause, or, if applicable, by the Incentive Plan Participant for good reason, with respect to which the Incentive Plan Participant is eligible to receive severance benefits under a Company Benefit Plan or a Parent Benefit Plan payment of the amount that would otherwise have been payable under this Section 6.6(c) pro-rated, as applicable, for the portion of the year of the Closing during which such Incentive Plan Participant was employed and provided further that in no event shall payment of any amounts under the Annual Incentive Plans pursuant to this Section 6.6(c) result in the duplication of payments to any Incentive Plan Participant under any Company Benefit Plan. Notwithstanding the foregoing, in no event shall this Section 6.6(c) amend, modify or otherwise reduce any severance payments to which an Incentive Plan Participant is eligible to receive pursuant to any Company Benefit Plan that is calculated by reference to a multiple of a target or actual cash incentive bonus.

(d) Prior to the Effective Time, Parent shall use reasonable best efforts to provide each Company employee (the “Change in Control Employees”) who has an individual change in control agreement (a “Change in Control Agreement”) with the Company as set forth on Section 3.11(a) of the Company Disclosure Schedule with a revised arrangement (a “Revised Change in Control Agreement”) whereby such Change in Control Employees shall receive the cash severance amounts payable to such Change in Control Employee upon a termination without Cause or a resignation for Good Reason during the Protection Period (as such terms are defined in the applicable Change in Control Agreement) pursuant to the applicable Change in Control Agreement, notwithstanding that the Change in Control Employee shall not then be eligible to receive such amount because he or she has not been involuntarily terminated by Parent other than for Cause or resigned for Good Reason, as follows, subject to execution and non-revocation of a general release of claims substantially in the form attached to the applicable Change in Control Employee’s Change in Control Agreement in favor of

Parent and its Subsidiaries prior to the first payment: (x) 40% upon the Closing, (y) 30% upon the first anniversary of Closing and (z) 30% upon the second anniversary of Closing, in each case, subject to continued employment through such date (and, for the avoidance of doubt, the “net better” cutback provisions of the Change in Control Agreement). Notwithstanding the foregoing, to the extent any such Change in Control Employee’s employment with Parent or any Parent Subsidiary terminates for any reason other than for Cause or as a result of a such Change in Control Employee’s resignation other than for Good Reason on or before the third anniversary of Closing, such Change in Control Employee shall be entitled to any then unpaid cash severance, and to the extent applicable, remain eligible to receive any other benefits (including, for the avoidance of doubt, any retirement and group health continuation benefits) in accordance with his or her Change in Control Agreement (subject to the release requirement described above). Prior to the Effective Time, in order to facilitate the foregoing, Company shall provide Parent with reasonable access to the Change in Control Employees. Prior to Parent providing a Revised Change in Control Agreement to any Change in Control Employee, Parent shall provide the Company with a draft form of Revised Change in Control Agreement, the form and substance of which shall be subject to the review and approval of the Company, which shall not be unreasonably withheld, and Parent shall deliver to the Company an executed copy of each Revised Change in Control Agreement as soon as practicable following its execution. For the avoidance of doubt, to the extent any such Change in Control Employee does not enter into a Revised Change in Control Agreement, such Change in Control Employee shall remain subject to his or her Change in Control Agreement in accordance with the terms thereof and failure to enter into a Revised Change in Control Agreement shall in no way affect the rights or benefits such Change in Control Employee has or may have under such Change in Control Agreement.

(e) Parent will make reasonable best efforts to prioritize former employees of the Company and Company Subsidiaries in the selection process to fill such job openings related to their experience.

(f) If requested by Parent in writing delivered to the Company not less than fifteen (15) business days before the Closing Date, the Board of Directors of Company (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the People’s United Financial, Inc. 401(k) Employee Savings Plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Parent) not later than two (2) days immediately preceding the Closing Date, and (ii) the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (the “Parent 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan for Continuing Employees. Parent and the Company shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the Parent 401(k) Plan, to permit the Continuing Employees to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) from the Company 401(k) Plan in the form of cash, notes (in the case of loans), Parent Common Stock or a combination thereof in an amount equal to the full account balance distributed to such employee from the Company 401(k) Plan, and Parent shall endeavor through reasonably commercial efforts to ensure availability of in-kind and note rollover.

(g) On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) to be provided or communicated by the Company with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of Parent, and the Company shall consider in good faith revising such notice or communication to reflect any comments or advice that Parent timely provides. Similarly, on and after the date hereof, any broad-based employee notices or communication materials (including any website posting) to be provided or communicated by Parent with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of the

Company, and Parent shall consider in good faith revising such notice or communication to reflect any comments or advice that the Company timely provides.

(h) Except as otherwise expressly set forth in this Section 6.6, Parent agrees to assume and honor, in accordance with their terms, all Company Benefit Plans, it being understood that this sentence shall not be construed to limit the ability of Parent or any Parent Subsidiary to amend or terminate any Company Benefit Plan to the extent that such amendment or termination is permitted by the terms of the applicable Company Benefit Plan. Parent agrees that the transactions contemplated by this Agreement shall constitute a “change in control”, “change of control” or other similar concept under any Company Benefit Plan, and prior to the Effective Time, the Company Board (or the compensation committee thereof) shall be empowered to take such action as necessary to declare such status under such Company Benefit Plans.

(i) The Company and Parent agree to take the actions set forth on Section 6.6(i) of the Company Disclosure Schedules. Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Parent or the Company or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, the Company, Parent or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Parent or the Company or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan or Parent Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Entity or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan or Parent Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.12, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Parent or the Company or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 ESOP Matters.

(a) Prior to the Closing Date, the Company shall take any and all actions and adopt such necessary resolutions to terminate the ESOP effective as of the date immediately preceding the Closing Date and adopt such amendments to the ESOP to terminate the ESOP and effectuate the provisions of this Section 6.7. The ESOP amendments shall provide that (i) all ESOP participant accounts shall be fully vested, (ii) no new participants will be admitted to the ESOP on or after the ESOP termination date, and (iii) no additional benefits shall accrue to any ESOP participant with respect to services performed on or after the Closing Date. The form and substance of all such resolutions and amendments shall be subject to the review and approval of Parent, which shall not be unreasonably withheld, and the Company shall deliver to Parent an executed copy of the resolutions and amendments as soon as practicable following their adoption by the Board of Directors of the Company and shall fully comply with such resolutions and amendments.

(b) In connection with the termination of the ESOP and the Merger, the Company shall cause all outstanding indebtedness of the ESOP (including any ESOP Loan) to be satisfied in full at least five (5) business days prior to the Closing Date. The Company will cancel or offset the ESOP Loan (including accrued interest thereon) in exchange for unallocated shares attributable to the ESOP Loan having an aggregate fair market value that is not more than the outstanding amount of the ESOP Loan plus accrued interest. This will result in the cancellation of both the loan receivable and payable on the books of the Company. Any remaining shares of Company Common Stock held by the ESOP trust after repayment of the ESOP Loan shall be converted into shares of Parent Common Stock in accordance with Section 1.5 hereof, and the balance of the unallocated shares and any other unallocated assets remaining in the ESOP’s suspense account after satisfaction of the ESOP Loan and conversion of the shares of Company Common Stock into Parent Common Stock shall be allocated as earnings to the accounts of the ESOP participants who are employed as of the date of termination of the ESOP based on their account balances under the ESOP as of such date. For the avoidance of doubt, the immediately preceding sentence shall have no effect if there are no such unallocated shares or any other unallocated assets remaining in the ESOP’s suspense account. Prior to the Closing Date, the Company shall provide Parent documentary evidence sufficient to show that all outstanding indebtedness of the Company ESOP (including any ESOP Loan) has been satisfied in full.

(c) As soon as practicable after the Closing Date, Parent shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the ESOP. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the account balances in ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. Prior to the distribution of account balances in the ESOP, Parent shall take any and all actions as may be required, including amendments to the Parent 401(k) Plan to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) at the time of such distribution from the ESOP in an amount equal to the full account balance distributed to such Continuing Employee from the ESOP to the Parent 401(k) Plan.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Entity shall indemnify and hold harmless and shall advance expenses as incurred, in each case, to the fullest extent permitted by applicable law, the Company Charter, the Company Bylaws and the governing or organizational documents of any Company Subsidiary, each present and former director, officer or employee of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of, or pertaining to, the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. The Surviving Entity shall reasonably cooperate with the Company Indemnified Parties, and the Company Indemnified Parties shall reasonably cooperate with the Surviving Entity, in the defense of any such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years after the Effective Time, the Surviving Entity shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that the Surviving Entity may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the approval of this Agreement and the transactions contemplated by this Agreement); provided, however, that the Surviving Entity shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Entity shall cause to be maintained policies of insurance which, in the Surviving Entity’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with, but only upon the consent of, Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under the Company’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The obligations of the Surviving Entity, Parent or the Company under this Section 6.8 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Company Indemnified Party or affected person.

(d) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Surviving Entity will expressly assume the obligations set forth in this Section 6.8.

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other hand) or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the Holdco Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by Parent.

6.10 Advice of Changes. Parent and the Company shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it, or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.11 Dividends. After the date of this Agreement and to the extent permitted under the Parent Charter and the Company Charter, respectively, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of the Parent Common Stock, Parent Preferred Stock, Company Common Stock and Company Preferred Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of the Company Common Stock and Company Preferred Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of the Company Common Stock or Company Preferred Stock and any shares of the Parent Common Stock or New Parent Preferred Stock any such holder receives in exchange therefor in the Merger.

6.12 Shareholder Litigation. Each party shall give the other party prompt notice in writing of any shareholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and the Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation. Each party shall give the other a reasonable opportunity to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. The Company shall not agree to settle any such litigation without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Parent shall not be obligated to consent to any settlement which does not include a full release of Parent and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Entity or any of its affiliates.

6.13 Corporate Governance.

(a) Prior to the Effective Time, the Board of Directors of Parent shall take all actions necessary so that five (5) directors of the Company immediately prior to the Effective Time shall be appointed to the Board of Directors of Parent as of the Effective Time (such appointed directors, the “Company Designated Directors”). Of the Company Designated Directors, (A) one shall be the Chief Executive Officer of the Company, (B) one shall be the Senior Executive Vice President, Corporate Development and Strategic Planning of the Company, and (C) the remaining three shall be directors of the Company immediately prior to the Effective Time as mutually agreed to by the Company and Parent, who shall be independent of Parent in accordance with applicable stock exchange standards.

(b) On the Closing Date, Parent shall invite all directors of the Company immediately prior to the Effective Time other than the Company Designated Directors to become members of a Transition Advisory Board of Parent (the “Advisory Board”), and shall cause all such individuals who accept such invitation to be elected or appointed for a two (2)-year term as members of the Advisory Board. Such members of the Advisory Board will serve on the Advisory Board until the second (2nd) anniversary of the Closing Date or until their respective earlier death or resignation, during which period such members will each receive annual compensation of $40,000.

6.14 Headquarters; Commitments to Communities.

(a) As of the Effective Time, Bridgeport, Connecticut shall become Parent’s New England headquarters and Parent shall retain the Company’s headquarters building in Bridgeport, Connecticut.

(b) Parent and the Company agree that it is the intention of Parent to retain as many employees of the Company and the Company Subsidiaries as feasible in Connecticut and Vermont, and, without limiting the foregoing, to remain one of the leading employers in Bridgeport, Connecticut.

(c) At or prior to the Closing Date, Parent shall contribute $25,000,000 to establish a new charitable foundation dedicated to supporting community development and reinvestment, and civic and charitable activities primarily in the greater Bridgeport, Connecticut area and such other areas as the Company and Parent may mutually agree.

6.15 Acquisition Proposals.

(a) Each party agrees that it will, and will cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the Company, in the case of Parent, or Parent, in the case of the Company, with respect to any Acquisition Proposal.

(b) Each party agrees that it will not, and shall cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (except to notify a person that has made or, to the knowledge of such party, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.15), or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (whether written or oral, binding or nonbinding) (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.15) in connection with or relating to any Acquisition Proposal.

(c) Notwithstanding anything to the contrary set forth in Section 6.15(a) and 6.15(b), in the event that after the date of this Agreement and prior to the receipt of the Requisite Parent Vote, in the case of Parent, or the Requisite Company Vote, in the case of the Company, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have provided such information to the other party to this Agreement and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement (“Acceptable Confidentiality Agreement”), which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party.

(d) Each party will promptly (and, in any event, within one business day after receipt) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal) and will keep the other party reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(e) As used in this Agreement, “Acquisition Proposal” shall mean, (i) with respect to the Company, other than the transactions contemplated by this Agreement, any third-party offer, proposal or inquiry relating to, or any third-party indication of interest in, (A) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of the Company and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the Company, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the Company, or (C) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the Company; and (ii) with respect to Parent, other than the transactions contemplated by this Agreement, any third-party offer, proposal or inquiry relating to, or any third-party indication of interest in, transactions described in subclauses (A) through (C) of clause (i) of this sentence, substituting (x) “Parent” for “the Company” thereof and (y) “50%” for “25%” thereof.

(f) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to such party’s shareholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.16 Public Announcements. The Company and Parent agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, or (b) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.16.

6.17 Change of Method. Parent shall be empowered, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Company and Parent (including the provisions of Article I), and, if and to the extent requested by Parent, the Company shall agree to enter into such amendments to this Agreement as Parent may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (a) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (b) adversely affect the Tax treatment of the Merger with respect to the Company’s stockholders, or (c) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.18 Restructuring Efforts. If either the Company or Parent shall have failed to obtain the Requisite Company Vote or the Requisite Parent Vote at the duly convened Company Meeting or Parent Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for in this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of the Company as provided for in this Agreement, or any term that would adversely affect the Tax treatment of the transactions contemplated hereby, in a manner adverse to such party or its shareholders or stockholders, as applicable) and/or resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 6.18) to its respective shareholders or stockholders, as applicable, for approval.

6.19 Takeover Restrictions. None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.

6.20 Treatment of Company Indebtedness. At and after the Effective Time for any debt of the Company or the Bank Merger Effective Time for any debt of Company Bank, as applicable, Parent or Parent Bank, as applicable, shall, to the extent permitted thereunder and required thereby, assume the due and punctual performance and observance of the covenants to be performed by the Company or Company Bank, as applicable, under the definitive documents governing the indebtedness set forth on Section 6.20 of the Company Disclosure Schedule, and the due and punctual payment of the principal of (and premium, if any) and interest on, the notes governed thereby. In connection therewith, prior to the Effective Time or the Bank Merger Effective Time, as applicable, Parent and the Company shall, and shall cause Parent Bank and Company Bank, respectively, to, cooperate and use reasonable best efforts to (a) execute and deliver any supplemental indentures, officer’s certificates or other documents, and (b) provide any opinion of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time or the Bank Merger Effective Time, as applicable.

6.21 Amendment of Parent Charter. Prior to the Effective Time, subject to the Requisite Parent Vote, Parent shall amend the Parent Charter to effect (i) an increase in the number of authorized shares of Parent’s stock from 251,000,000 to 270,000,000 and (ii) an increase in the number of authorized shares of preferred stock from 1,000,000 to 20,000,000 (the “Parent Charter Amendment”).

6.22 Exemption from Liability Under Section 16(b). The Company and Parent agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of the Company Common Stock, the Company Preferred Stock and the Company Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.22. The Company shall deliver to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding the Company Insiders, and the Board of Directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Company) any acquisitions and dispositions of Company Common Stock, Company Preferred Stock or Company Equity Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock, New Parent Preferred Stock, or Parent Equity Awards by any Company Insiders who, immediately following the Merger, will be officers or directors of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case, pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.23 Transition. Commencing on and following the date hereof, and in all cases subject to applicable Law, upon the reasonable request of Parent, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Parent. Without limiting the generality of the foregoing, from the date hereof through the Closing Date, and consistent with the performance of their day-to-day operations and the continuous operation of the Company and its Subsidiaries in the ordinary course of business, and subject to any requirements under applicable law, the Company shall use commercially reasonable efforts to cause the employees and officers of the Company and its Subsidiaries to provide Parent assistance, upon the reasonable request of Parent, with respect to conversion planning and customer communications and notices (including joint communications and notices relating to anticipated account changes or systems conversion) provided, however, that neither the Company nor any Company Subsidiary shall be required to terminate any third-party service provider arrangements prior to the Closing .

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder and Stockholder Approvals. The Requisite Parent Vote and the Requisite Company Vote shall have been obtained.

(b) NYSE Listing. The shares of Parent Common Stock and New Parent Preferred Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Holdco Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Holdco Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Section 3.2(a) and Section 3.8(a) (in each case, after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). The representations and warranties of the Company set forth in Section 3.1(a), Section 3.1(b) (but only with respect to Company Bank), Section 3.2(b) (but only with respect to Company Bank), Section 3.3(a) and Section 3.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Company set forth in this Agreement (read without giving effect to any qualification as to the materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Entity. Parent shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Federal Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell LLP (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the Holdco Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). The representations and warranties of Parent set forth in Section 4.1(a), Section 4.1(b) (but only with respect to Parent Bank), Section 4.2(b) (but only with respect to Parent Bank), Section 4.3(a) and Section 4.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate dated as of the

Closing Date and signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Federal Tax Opinion. The Company shall have received the opinion of Simpson Thacher & Bartlett LLP (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger and the Holdco Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote or the Requisite Parent Vote:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger, the Holdco Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, the Holdco Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c) by either Parent or the Company if the Merger shall not have been consummated on or before the twelve (12) month anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d) by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to Company, in the case of a termination by Parent, or Parent, in the case of a termination by Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by the Company, if (i) Parent or the Board of Directors of Parent shall have made a Recommendation Change, or (ii) Parent or the Board of Directors of Parent shall have breached its obligations under Section 6.3 or 6.15 in any material respect; or

(f) by Parent, if (i) the Company or the Board of Directors of the Company shall have made a Recommendation Change, or (ii) the Company or the Board of Directors of the Company shall have breached its obligations under Section 6.3 or 6.15 in any material respect.

The party desiring to terminate this Agreement pursuant to clauses (b) through (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) (Access to Information; Confidentiality), Section 6.16 (Public Announcements), this Section 8.2 and Article IX (other than Section 9.13) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its fraud or its Willful Breach of any provision of this Agreement. “Willful Breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.

(b) (i) In the event that (A) after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of the Company or shall have been made directly to the stockholders of the Company generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Company Meeting) an Acquisition Proposal, in each case, with respect to the Company, and (B) (x) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination), or (y) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(d) as a result of a Willful Breach, and (C) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same-day funds, a fee equal to two hundred and eighty million dollars ($280,000,000) (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(c) (i) In the event that (A) after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Parent or shall have been made directly to the shareholders of Parent generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Parent Meeting) an Acquisition Proposal, in each case, with respect to Parent, and (B) (x) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Requisite Parent Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or were capable of being satisfied prior to such termination), or (y) thereafter this Agreement is terminated by the Company pursuant to Section 8.1(d) as a result of a Willful Breach, and (C) prior to the date that is twelve (12) months after the date of such termination, Parent enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Parent shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay the Company the Termination Fee by wire transfer of same-day funds; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(e), then Parent shall pay the Company, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(d) Notwithstanding anything to the contrary in this Agreement, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or Willful Breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.

(e) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or the Company, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by the Company and Parent pursuant to Section 8.2(b) and Section 8.2(c), respectively, and this Section 8.2(e), constitute liquidated damages and not a penalty, and, except in the case of fraud or Willful Breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Parent Vote or the Requisite Company Vote; provided, however, that after the receipt of the Requisite Parent Vote or the Requisite Company Vote, there may not be, without further approval of the shareholders of Parent or the stockholders of the Company, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties hereto.

9.2 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered by such other parties pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in this Agreement; provided, however, that after the receipt of the Requisite Parent Vote or the Requisite Company Vote, there may not be, without further approval of the shareholders of Parent or the stockholders of the Company, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement or in any certificate delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.8 and for those other obligations, covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Time.

9.4 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger and the other transactions contemplated hereby shall be borne equally by Parent and the Company.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Company, to:

People’s United Financial, Inc.

850 Main Street

Bridgeport, Connecticut 06604

Attention:  Kristy Berner

                  Executive Vice President and General Counsel

E-mail:      kristy.berner@peoples.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:    Lee Meyerson

                     Sebastian Tiller

Facsimile:    (212) 455-2502

Email:          lmeyerson@stblaw.com

                     stiller@stblaw.com

and

(b) if to Parent or to Merger Sub, to:

M&T Bank Corporation

One M&T Plaza

Buffalo, New York 14203

Attention:    Laura O’Hara

                     Executive Vice President and General Counsel

E-mail:        lohara@mtb.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:    H. Rodgin Cohen

                    Mark J. Menting

Facsimile:   (212) 558-3588

Email:          cohenhr@sullcrom.com

                    mentingm@sullcrom.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the actual knowledge of any of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used in this Agreement, (a) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (b) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (c) the term “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the execution and delivery of this Agreement, (ii) included in the virtual data room of a party prior to the execution and delivery of this Agreement, or (iii) filed or furnished by a party with the SEC and publicly available on EDGAR prior to the execution and delivery of this Agreement, (d) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger, the Holdco Merger and the Bank Merger, and (f) the term “ordinary course,” with respect to either party, shall take into account the commercially reasonable actions taken by such party and its Subsidiaries in response to the Pandemic and the Pandemic Measures. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained in this Agreement shall require any party or person to take any action in violation of applicable law.

9.7 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent, Merger Sub or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in Article III, any oral or written information presented to Parent, Merger Sub or any of their respective affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. The Company acknowledges and agrees that none of Parent, Merger Sub nor any other person on behalf of Parent or

Merger Sub has made or is making, and the Company has not relied upon, any express or implied representation or warranty other than those contained in Article IV.

(b) Except for the representations and warranties made by Parent and Merger Sub in Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries (including Merger Sub), or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of Parent and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Parent, Merger Sub or any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries (including Merger Sub) or their respective businesses, or (ii) except for the representations and warranties made by Parent and Merger Sub in Article IV, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other person on behalf of the Company has made or is making, and neither Parent nor Merger Sub has relied upon, any express or implied representation or warranty other than those contained in Article III.

9.8 Counterparts. This Agreement may be executed in counterparts (including by pdf), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the documents and instruments referred to herein), together with the Confidentiality Agreement, constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of Parent shall be subject to the laws of the State of New York).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR

RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, which is intended to benefit each Company Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.8, notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

9.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate, and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including “confidential supervisory information” as defined in 12 C.F.R. § 261.2(c) and “non-public OCC information” as identified in 12 C.F.R. § 4.32(b)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.16 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

M&T Bank Corporation

By:	/s/ Richard S. Gold
Name: Richard S. Gold
Title: President and Chief Operating Officer

Bridge Merger Corp.

By:	/s/ Richard S. Gold
Name: Richard S. Gold
Title: President

People’s United Financial, Inc.

By:	/s/ John P. Barnes
Name: John P. Barnes
Title: Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Certificate of Amendment

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION

OF

M&T BANK CORPORATION

Under Section 805 of the Business Corporation Law

The undersigned, being the [ ] and [ ] of M&T Bank Corporation (the “Corporation”), do hereby certify and set forth as follows:

(1) The name of the Corporation is M&T BANK CORPORATION. The name under which the Corporation was formed is First Empire State Corporation.

(2) The certificate of incorporation of the Corporation was filed by the Department of State on the 6th day of November, 1969.

(3) The board of directors of the Corporation (the “Board of Directors”) or a duly authorized committee thereof, in accordance with the certificate of incorporation of the Corporation and applicable law, adopted resolutions on the [ ] of [ ], 2021, creating a series of 10,000,000 shares of preferred stock of the Corporation designated as “Perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H.”

(4) The certificate of incorporation is hereby amended by adding language to Article FOURTH, which recites the terms and conditions of the Perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H, as follows:

11. A series of preferred stock of the Corporation be and hereby is created, and the designation of such series, the number of shares to comprise such series, the dividend rate or rates payable with respect to the shares of such series, the redemption price, the voting rights, and any other relative rights, preferences and limitations pertaining to such series, are as follows:

1. Designation and Amount. The series of preferred stock, par value $1.00 per share, shall be designated as the “Perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H” (the “Series H Preferred Stock”). The Series H Preferred Stock shall be perpetual, subject to the provisions of Section 6 hereof, and the authorized number of shares of the Series H Preferred Stock shall be 10,000,000 shares. The number of shares of Series H Preferred Stock may be increased from time to time pursuant to the provisions of Section 7 hereof and any such additional shares of Series H Preferred Stock shall form a single series with the Series H Preferred Stock. Each share of Series H Preferred Stock shall have the same designations, powers, preferences and rights as every other share of Series H Preferred Stock.

2. Dividends.

1. Holders of the Series H Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, out of assets legally available for the payment of dividends under New York law, non-cumulative cash dividends based on the liquidation preference of the Series H Preferred Stock at a rate equal to (i) 5.625% per annum for each Dividend Period (as defined below) from [ ], the original issue date of the Series H Preferred Stock (the “Issue Date”) to, but excluding, December 15, 2026 (the “Fixed Rate Period”) and (ii) three-month LIBOR plus a spread of 4.02% per annum for each Dividend Period from and including December 15, 2026 (the “Floating Rate Period”). If the Corporation issues additional shares of Series H Preferred Stock after the Issue Date, dividends on such additional shares of Series H Preferred Stock may accumulate from and including the Issue Date, the then most recent Dividend Payment Date or any other date the Corporation specifies at the time such additional shares of Series H Preferred Stock are issued.

The dividend rate for each Dividend Period during the Floating Rate Period will be determined by the Calculation Agent using three-month LIBOR as in effect on the second London banking day prior to the beginning of the Dividend Period, which date is the “Dividend Determination Date” for the Dividend Period. The Calculation Agent then will add three-month LIBOR as determined on the Dividend Determination Date and the applicable spread of 4.02% per annum. Absent manifest error, the Calculation Agent’s determination of the dividend rate for each Dividend Period during the Floating Rate Period for the Series H Preferred Stock will be binding and conclusive on holders of the Series H Preferred Stock, the transfer agent and the Corporation. “Calculation Agent” shall mean such bank or other entity as may be appointed by the Corporation to act as calculation agent for the Series H Preferred Stock during the Floating Rate Period. A “London banking day” shall mean any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The term “three-month LIBOR” shall mean the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000, as that rate appears on Reuters screen page “LIBOR01” (or any successor or replacement page) at approximately 11:00 a.m., London time, on the relevant Dividend Determination Date. If no offered rate appears on Reuters screen page “LIBOR01” (or any successor or replacement page) on the relevant Dividend Determination Date at approximately 11:00 a.m., London time, then the Calculation Agent, in consultation with the Corporation, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, the Calculation Agent, in consultation with the Corporation, will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the Dividend Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable dividend period in an amount of at least $1,000,000, that is representative of single transactions at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, three-month LIBOR for the next Dividend Period will be equal to three-month LIBOR in effect for the then-current Dividend Period or, in the case of the first dividend Period in the Floating Rate Period, the most recent rate on which three-month LIBOR could have been determined in accordance with the first sentence of this paragraph had the dividend rate been a floating rate during the Fixed Rate Period.

A “Dividend Period” means the period from, and including, a Dividend Payment Date (as defined below) to, but excluding, the next Dividend Payment Date, except that the initial Dividend Period shall commence on and include [ ].1

2. If declared by the Board of Directors or a duly authorized committee of the Board of Directors, the Corporation shall pay dividends on the Series H Preferred Stock quarterly in arrears, on [March 15], [June 15], [September 15] and [December 15] of each year, beginning on [ ]2 (each such day on which dividends are payable, a “Dividend Payment Date”). In the event that any Dividend Payment Date during the Fixed Rate Period falls on a day that is not a Business Day (as defined below), then the dividend payment due on that date shall be due on the next day that is a Business Day and no additional dividends shall accrue as a result of that postponement. In the event that any Dividend Payment Date during the Floating Rate Period falls on a day that is not a Business Day, then the Dividend Payment Date will be the next day that is a Business Day. However, if the postponement would cause the day to fall in the next calendar month during the Floating Rate Period, the Dividend Payment Date will instead be brought forward to the immediately preceding Business Day.

[1]	To reflect the last dividend payment date in respect of the Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A of People’s United Financial, Inc. prior to Closing.
[2]	To reflect the first dividend payment date following the Issue Date.

A “Business Day” means (i) with respect to the Fixed Rate Period, any day, other than a Saturday or a Sunday, that is not a day on which banking institutions in New York City, New York, are authorized or obligated by law or executive order to close and (ii) with respect to the Floating Rate Period, any day, other than a Saturday or a Sunday, that is not a day on which banking institutions in New York City, New York, are authorized or obligated by law or executive order to close, and additionally, is a London banking day.

3. Dividends shall be payable to holders of record of shares of the Series H Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, not exceeding 30 days before the applicable Dividend Payment Date, as shall be fixed by the Board of Directors or a duly authorized committee of the Board of Directors.

4. Dividends payable on shares of the Series H Preferred Stock during the Fixed Rate Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Preferred Stock for the Floating Rate Period will be computed on the basis of the actual number of days in a Dividend Period and a 360-day year. Dollar amounts resulting from that calculation shall be rounded to the nearest cent, with one-half cent being rounded upward. If the Corporation redeems the Series H Preferred Stock pursuant to Section 6, dividends on shares of the Series H Preferred Stock shall cease to accrue on the redemption date, if any, unless the Corporation defaults in the payment of the redemption price of the Series H Preferred Stock called for redemption. No interest shall be payable in respect of any dividend payment on shares of Series H Preferred Stock that may be in arrears.

5. Dividends on shares of the Series H Preferred Stock shall not be cumulative. If for any reason the Board of Directors or a duly authorized committee of the Board of Directors does not declare a dividend on the Series H Preferred Stock in respect of a Dividend Period, then no dividend shall be deemed to have accrued for such Dividend Period or be payable on the applicable Dividend Payment Date, and the Corporation shall have no obligation to pay any dividend for that Dividend Period, whether or not the Board of Directors or a duly authorized committee of the Board of Directors declares a dividend on the Series H Preferred Stock for any subsequent Dividend Period with respect to the Series H Preferred Stock or for any future dividend period with respect to any other series of preferred stock of the Corporation or common stock, par value $0.50 per share, of the Corporation (the “Common Stock”).

6. So long as any share of the Series H Preferred Stock remains outstanding, unless full dividends on all outstanding shares of the Series H Preferred Stock in respect of the most recently completed Dividend Period have been declared and paid or a sum sufficient for the payment thereof set aside for such payment:

1.

no dividend shall be declared or paid or a sum sufficient for the payment thereof set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Securities (as defined below) (other than (1) a dividend payable solely in Junior Securities or (2) any dividend in connection with the implementation of a shareholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

2.

no shares of Junior Securities shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation (other than (1) as a result of a reclassification of Junior Securities for or into other Junior Securities, (2) the exchange or conversion of one share of Junior Securities for or into another share of Junior Securities, (3) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Securities, (4) purchases, redemptions or other acquisitions of shares of the Junior Securities in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (5) purchases of shares of Junior Securities pursuant to a contractually binding requirement to buy Junior Securities existing prior to such most recently completed Dividend Period, including under a contractually binding stock repurchase plan, (6) the purchase of fractional interests in shares of Junior Securities pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, (7) purchases or other acquisitions by any of the Corporation’s broker-dealer subsidiaries solely for the purpose of market making, stabilization or customer facilitation transactions in Junior Securities in the ordinary course of business, (8) purchases by any of the Corporation’s broker-dealer subsidiaries of the Corporation’s capital stock for resale pursuant to an offering by the Corporation of such capital stock underwritten by such broker-dealer subsidiary, or (9) the acquisition by the Corporation or any of the Corporation’s subsidiaries of record ownership in Junior Securities for the beneficial ownership of any other persons (other than for the beneficial ownership by the Corporation or any of the Corporation’s subsidiaries), including as trustees or custodians); and

3.

no shares of Parity Securities (as defined below) shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation (other than (1) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series H Preferred Stock and such Parity Securities, if any, (2) as a result of a reclassification of Parity Securities for or into other Parity Securities, (3) the exchange or conversion of Parity Securities for or into other Parity Securities or Junior Securities, (4) through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Securities, (5) purchases of shares of Parity Securities pursuant to a contractually binding requirement to buy Parity Securities existing prior to such most recently completed Dividend Period, including under a contractually binding stock repurchase plan, (6) the purchase of fractional interests in shares of Parity Securities pursuant to the conversion or exchange provisions of such Parity Securities or the security being converted or exchanged, (7) purchases or other acquisitions by any of the Corporation’s broker-dealer subsidiaries solely for the purpose of market making, stabilization or customer facilitation transactions in Parity Securities in the ordinary course of business, (8) purchases by any of the Corporation’s broker-dealer subsidiaries of the Corporation’s capital stock for resale pursuant to an offering by the Corporation of such capital stock underwritten by such broker-dealer subsidiary, or (9) the acquisition by the Corporation or any of the Corporation’s subsidiaries of record ownership in Parity Securities for the beneficial ownership of any other persons (other than for the beneficial ownership by the Corporation or any of the Corporation’s subsidiaries), including as trustees or custodians); provided that for the avoidance of doubt, references to Parity Securities in this clause (iii) refer to any class or series of capital stock that ranks on a parity with the shares of Series H Preferred Stock as to dividends and upon liquidation, dissolution or winding up.

7. No dividends shall be declared or paid or funds set apart for the payment of dividends on any preferred stock ranking equally with or junior to the Series H Preferred Stock as to dividends, if any, for any period unless dividends on the shares of Series H Preferred Stock have been contemporaneously declared and paid or a sum sufficient for the payment thereof set aside for such payment for the most recently completed Dividend Period. When dividends are not paid in full upon the shares of Series H Preferred Stock and any other series of preferred stock ranking equally with the Series H Preferred Stock as to dividends, if any, all dividends declared and paid upon the shares of the Series H Preferred Stock and any other series of preferred stock ranking equally with the Series H Preferred Stock as to dividends, if any, shall be declared on a proportional basis so that the amount of dividends declared per share shall bear to each other the same ratio that accrued dividends for the then-current Dividend Period per share on Series H Preferred Stock, and accrued dividends, including any accumulations, if any, on such Parity Securities, if any, bear to each other.

8. Subject to the conditions in this Section 2, and not otherwise, dividends (payable in cash, capital stock, or otherwise), as may be determined by the Board of Directors or a duly authorized committee of the Board of Directors, may be declared and paid on Junior Securities or Parity

Securities, if any, from time to time out of any assets legally available for such payment, and the holders of the Series H Preferred Stock shall not be entitled to participate in those dividends.

9. Dividends on the Series H Preferred Stock shall not be declared, paid or funds set apart for the payment thereof to the extent such act would cause the Corporation to fail to comply with any applicable laws and regulations, including applicable capital adequacy rules of any appropriate federal banking regulator or agency.

10. The Series H Preferred Stock ranks on a parity with the Corporation’s Perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series E (“Series E Preferred Stock”), Perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F (“Series F Preferred Stock”) and Perpetual 5.0% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series G (“Series G Preferred Stock”) in the payment of dividends.

3. Liquidation Preference.

1. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of the Series H Preferred Stock shall be entitled to receive and to be paid out of the assets of the Corporation legally available for distribution to its stockholders a liquidating distribution of $25.00 per share, plus an amount equal to any declared and unpaid dividends, without accumulation of any undeclared dividends, before any payment or distribution of assets to the holders of the Common Stock or any other class or series of Junior Securities. Holders of the Series H Preferred Stock shall not be entitled to any other amounts from the Corporation and shall have no right or claim to any of the remaining assets of the Corporation after such holders have received their full liquidating distribution as provided for in this Section 3.

2. In any such distribution, if the assets of the Corporation are not sufficient to pay the liquidation preference plus declared and unpaid dividends in full to all holders of the Series H Preferred Stock and the liquidation amounts owed to all holders of Parity Securities, if any, the amounts paid to the holders of the Series H Preferred Stock and the holders of Parity Securities, if any, shall be paid pro rata in accordance with the respective aggregate liquidating distributions owed to those holders. If the liquidation preference plus declared and unpaid dividends has been paid in full to all holders of the Series H Preferred Stock and the liquidation amounts owed to all holders of Parity Securities, if any, have been paid in full to all such holders, the holders of Junior Securities shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

3. For purposes of this Section 3, the merger or consolidation by the Corporation with or into any other entity, including a merger or consolidation in which the holders of the Series H Preferred Stock receive cash, securities or property for their shares, or the sale, lease, exchange or transfer of all or substantially all of the assets or business of the Corporation for cash, securities or other consideration, shall not constitute a liquidation, dissolution or winding up of the Corporation.

4. The Series H Preferred Stock ranks on a parity with the Corporation’s Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

4. Preemption and Conversion. The holders of the Series H Preferred Stock shall not have any preemptive rights with respect to any shares of the Corporation’s capital stock or any of its other securities convertible into or carrying rights or options to purchase any such capital stock. The holders of the Series H Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of securities of the Corporation.

5. Voting Rights.

1. The holders of the Series H Preferred Stock shall have no voting power and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock, and shall not be entitled to call a meeting of such holders for any purpose nor shall they be entitled to participate in any meeting of the holders of the Common Stock, except as provided in this Section 5 or as otherwise specifically required by law.

2. So long as any shares of Series H Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds in voting power of all outstanding shares of the Series H Preferred Stock and any Voting Parity Stock, voting together as a separate class of the Corporation’s capital stock, shall be required to authorize or increase the authorized amount of, or issue or create shares of, any class or series of Senior Securities, or issue any obligation or security convertible into or evidencing the right to purchase any such shares of Senior Securities.

3. So long as any shares of the Series H Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds in voting power of all outstanding shares of the Series H Preferred Stock, voting together as a separate class of the Corporation’s capital stock, shall be required to:

1.

amend, alter or repeal any provision of this Certificate of Designations or the Certificate of Incorporation so as to adversely affect the powers, preferences, privileges or rights of the Series H Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series H Preferred Stock or authorized Common Stock or authorized preferred stock or the creation and issuance, or an increase or decrease in the authorized or issued amount, of other series of preferred stock ranking equally with or junior to the Series H Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) or the distribution of assets upon liquidation, dissolution or winding up of the Corporation shall not be deemed to adversely affect the powers, preferences, privileges or rights of the Series H Preferred Stock; or

2.

consummate a binding share-exchange or reclassification involving the Series H Preferred Stock, or a merger or consolidation of the Corporation with or into another entity unless (i) the shares of the Series H Preferred Stock remain outstanding or are converted into or exchanged for preference securities of the new surviving entity and (ii) the shares of the remaining Series H Preferred Stock or new preferred securities have terms that are not materially less favorable than the Series H Preferred Stock.

4. If the Corporation fails to pay, or declare and set apart for payment, dividends on outstanding shares of the Series H Preferred Stock for six or more quarterly Dividend Periods, whether or not consecutive, the number of directors on the Board of Directors shall be increased by two at the Corporation’s first annual meeting of the stockholders held thereafter, and at such meeting and at each subsequent annual meeting until continuous noncumulative dividends for at least one year on all outstanding shares of Series H Preferred Stock entitled thereto shall have been paid, or declared and set apart for payment, in full, the holders of Series H Preferred Stock shall have the right, voting separately as a class together with holders of any other equally ranked series of preferred stock that have similar voting rights, if any (such stock, “Voting Parity Stock”), to elect such two additional members of the Board of Directors (such additional directors, the “Preferred Directors”) to hold office for a term of one year; provided that the Board of Directors shall at no time include more than two Preferred Directors. Upon such payment, or such declaration and setting apart for payment, in full, the terms of the Preferred Directors shall forthwith terminate, and the number of directors shall be reduced by two, and such voting right of the holders of the Series H Preferred Stock shall cease, subject to increase in the number of directors as described in this clause (d) and to revesting of such voting right in the event of each and every additional failure in the payment of dividends for six quarterly Dividend Periods, whether or not consecutive, as described in this clause (d).

5. Any Preferred Director may be removed and replaced at any time, with cause as provided by law or without cause by the affirmative vote of the holders of the Series H Preferred Stock voting together as a class with the holders of Voting Parity Stock, to the extent the voting rights of such holders described in clause (d) above are then exercisable. Any vacancy created by removal with or without cause may be filled only as described in the preceding sentence. If the office of any Preferred Director becomes vacant for any reason other than removal, the remaining Preferred Director may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred. In addition, if and when the rights of holders of Series H Preferred Stock terminate for any reason, including under circumstances described in Section 6, such voting rights shall terminate along with the other rights (except, if applicable, the right to receive the redemption price plus any declared and unpaid dividends as provided for in Section 6), and the terms of any Preferred Directors shall terminate automatically and the number of directors reduced by two, assuming that the rights of holders of Voting Parity Stock have similarly terminated.

6. In exercising the voting rights set forth in this Section 5 or when otherwise granted voting rights by operation of law or by the Corporation, each share of the Series H Preferred Stock shall be entitled to one vote.

7. The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required or upon which the holders of the Series H Preferred Stock shall be entitled to vote shall be effected, all outstanding shares of the Series H Preferred Stock shall have been redeemed or shall have been called for redemption by the giving of notice thereof pursuant to Section 6(c) below and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

6. Redemption.

1. The Series H Preferred Stock shall not be subject to any mandatory redemption, sinking fund or other similar provisions. The holders of the Series H Preferred Stock shall not have the right to require the redemption or repurchase of the Series H Preferred Stock.

2. The Corporation, at the option of the Board of Directors or any duly authorized committee of the Board of Directors, may redeem out of assets lawfully available therefor the Series H Preferred Stock, in whole or in part, from time to time, on or after [ ],3 at a redemption price equal to $25.00 per share, plus any declared and unpaid dividends for prior Dividend Periods and any accrued but unpaid (whether or not declared) dividends for the then-current Dividend Period to, but excluding, the redemption date.

3. At any time within 90 days after a Regulatory Capital Treatment Event (as defined below), the Corporation, at the option of the Board of Directors or any duly authorized committee of the Board of Directors, may provide notice of its intent to redeem the Series H Preferred Stock in accordance with the procedures described below, and the Corporation may subsequently redeem, out of assets lawfully available therefor, the Series H Preferred Stock in whole, but not in part, at a redemption price equal to $25.00 per share, plus any declared and unpaid dividends for prior Dividend Periods and any accrued but unpaid (whether or not declared) dividends for the then-current Dividend Period to but excluding the redemption date.

“Regulatory Capital Treatment Event” means the good faith determination by the Corporation that, as a result of any:

1.

amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of the Series H Preferred Stock;

2.	proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any share of the Series H Preferred Stock; or

[3]	To be no earlier than December 15, 2026.

3.

final official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is made, adopted, approved or becomes effective after the initial issuance of any share of the Series H Preferred Stock, there is more than an insubstantial risk that the Corporation shall not be entitled to treat an amount equal to the aggregate liquidation preference of the shares of Series H Preferred Stock then outstanding as “additional Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy rules or regulations of Federal Reserve Regulation Y (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking regulator or agency), as then in effect and applicable, for as long as any share of the Series H Preferred Stock is outstanding.

4. If shares of the Series H Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the Series H Preferred Stock to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the shares of Series H Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”), the Corporation may give such notice in any manner permitted by DTC). Any notice so mailed as provided in this Section 6(d) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure to duly give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of the Series H Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of the Series H Preferred Stock. Each notice of redemption shall state (i) the redemption date; (ii) the number of shares of the Series H Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of shares of the Series H Preferred Stock to be redeemed from such holder; (iii) the redemption price; (iv) the place or places where the certificates, if any, evidencing shares of Series H Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed shall cease to accrue on the redemption date.

5. On and after the redemption date, dividends shall cease to accrue on shares of the Series H Preferred Stock, and such shares of Series H Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares shall terminate, including rights described under Section 5, except the right to receive the redemption price plus any declared and unpaid dividends for prior Dividend Periods and any accrued but unpaid (whether or not declared) dividends for the Dividend Period to, but excluding, the redemption date.

6. In the case of any redemption of only part of the shares of the Series H Preferred Stock at the time outstanding, the shares of the Series H Preferred Stock to be redeemed shall be selected either pro rata from the holders of record of the Series H Preferred Stock in proportion to the number of Series H Preferred Stock held by such holders, by lot or in such other manner as the Corporation may determine to be equitable. Subject to the provisions of this Section 6, the Board of Directors or any duly authorized committee of the Board of Directors shall have full power and authority to prescribe the terms and conditions upon which shares of the Series H Preferred Stock shall be redeemed from time to time.

7. Any redemption of the Series H Preferred Stock is subject to the Corporation’s receipt of any required prior approval by the Board of Governors of the Federal Reserve System and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Board of Governors of the Federal Reserve System applicable to redemption of the Series H Preferred Stock.

8. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been irrevocably set aside by the Corporation, separate and apart from its other assets, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, or deposited by the Corporation with a bank or trust company selected by the Board of Directors or any duly authorized committee of the Board of Directors, which bank or trust company may be an affiliate of the Corporation (the “Depositary Company”), in trust for the pro rata benefit of the holders of the shares called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall be cancelled and shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue on such redemption date, and all other rights with respect to such shares shall forthwith on such redemption date cease and terminate, except for the right of the holders thereof to receive the amount payable on such redemption from such trust or the Depositary Company, as applicable, at any time after the redemption date from the funds so deposited, without interest. The Corporation shall be entitled to receive, from time to time, from the Depositary Company any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares so called for redemption shall look only to the Corporation for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to the Corporation, but shall in no event be entitled to any interest.

9. Shares of the Series H Preferred Stock that have been issued and reacquired in any manner, including shares purchased or redeemed, shall (upon compliance with any applicable provisions of the laws of the State of New York) be retired and have the status of authorized and unissued shares of the class of preferred stock undesignated as to series and may be redesignated and reissued as part of any series of preferred stock.

7. Amendment of Resolution. The Board of Directors reserves the right from time to time to increase (but not in excess of the total number of authorized shares of preferred stock) or decrease (but not below the number of shares of Series H Preferred Stock then outstanding) the number of shares that constitute the Series H Preferred Stock by further resolution adopted by the Board of Directors or a duly authorized committee of the Board of Directors and by the filing of a certificate pursuant to the provisions of the General Corporation Law of the State of New York stating that such increase or decrease, as the case may be, has been so authorized and in other respects to amend this Certificate of Designations within the limitations provided by law, this resolution and the Certificate of Incorporation.

8. Rank. The shares of Series H Preferred Stock shall rank:

1. senior, either as to dividends or upon liquidation, dissolution or winding up of the Corporation, or both, to the Common Stock and to any other class or series of capital stock of the Corporation now or hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks junior to the Series H Preferred Stock as to dividends or upon liquidation, dissolution or winding up, as the case may be (as used herein, the term “Junior Securities” refers to the Common Stock and any other class or series of capital stock over which the Series H Preferred Stock has preference or priority, either as to dividends or upon liquidation, dissolution or winding up, or both, as the context may require);

2. on a parity, either as to dividends or upon liquidation, dissolution or winding up of the Corporation, or both, with any class or series of capital stock of the Corporation now or hereafter authorized, issued or outstanding that, by its terms, does not expressly provide that it ranks either junior or senior to the Series H Preferred Stock as to dividends or upon liquidation, dissolution or winding up, as the case may be (as used herein, the term “Parity Securities” refers to any class or series of capital stock that ranks on a parity with the shares of Series H Preferred Stock, either as to dividends or upon liquidation, dissolution or winding up, or both, as the context may require); and

3. junior, either as to dividends or upon liquidation, dissolution or winding up of the Corporation, or both, as to any class or series of capital stock of the Corporation now or hereafter authorized, issued or outstanding that, by its terms, expressly provides that it ranks senior to the Series H Preferred Stock as to dividends or upon liquidation, dissolution or winding up, as the case may be (as used herein, the term “Senior Securities” refers to any class or series of capital stock that ranks senior to the Series H

Preferred Stock, either as to dividends or upon liquidation, dissolution or winding up, or both, as the context may require).

9. Certificates. The Corporation may at its option issue shares of Series H Preferred Stock without certificates.

10. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series H Preferred Stock may deem and treat the record holder of any share of Series H Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

11. Notices. All notices or communications in respect of the Series H Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted herein, in the Certificate of Incorporation or bylaws of the Corporation or by applicable law. Notwithstanding the foregoing, if shares of Series H Preferred Stock are issued in book-entry form through DTC, such notices may be given to the beneficial owners of the Series H Preferred Stock in any manner permitted by DTC.

12. Other Rights. The shares of Series H Preferred Stock shall not have any powers, preferences, privileges or rights other than as expressly set forth herein or in the Certificate of Incorporation or as provided by applicable law.

(5) This amendment to the certificate of incorporation of the Corporation was authorized, pursuant to sections 502 and 803(a) of the Business Corporation Law, by the vote of the Board of Directors or a duly authorized committee thereof and the vote of at least a majority of the holders of the Corporation’s common stock outstanding and entitled to vote at the Corporation’s annual meeting. The certificate of incorporation of the Corporation provides that the Board of Directors or a duly authorized committee thereof may fix the designation of a series of preferred stock, and may establish all relative rights, preferences and limitations pertaining to such series without the approval of the stockholders of the Corporation.

IN WITNESS WHEREOF, the undersigned have executed, signed and verified this certificate this [    ] day of [    ].

M&T BANK CORPORATION

By:
Name:
Title:

By:
Name:
Title:

STATE OF NEW YORK )

) SS.:

COUNTY OF ERIE )

[    ], being first duly sworn, deposes and says that [he]/[she] is the [    ] of M&T Bank Corporation, that [he]/[she] has read the foregoing certificate and knows the contents thereof and that the statements therein contained are true.

By:
Name:
Title:

Sworn to before me

this [    ] day of [    ].

Notary Public

STATE OF NEW YORK )

) SS.:

COUNTY OF ERIE )

[    ], being first duly sworn, deposes and says that [he]/[she] is the [    ] of M&T Bank Corporation, that [he]/[she] has read the foregoing certificate and knows the contents thereof and that the statements therein contained are true.

By:
Name:
Title:

Sworn to before me

this [    ] day of [    ].

Notary Public